Exhibit 99.1

Deutsche Bank

Earnings Report as of March 31, 2024

Content

Strategy
Group results
Segment results
Consolidated balance sheet
Outlook
Risks and Opportunities
Risks
Opportunities
Risk information
Additional information
Management and Supervisory Board
Events after the reporting period
Basis of preparation/impact of changes in accounting principles
Total net revenues
Earnings per common share
Consolidated statement of comprehensive income
Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III)
Provisions
Non-GAAP financial measures
Imprint

Deutsche Bank
Earnings Report as of March 31, 2024

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Deutsche Bank
Earnings Report as of March 31, 2024

Strategy

The following section provides an update on the progress of Deutsche Bank’s strategy implementation in the first quarter of 2024 and should be read in conjunction with the Strategy section provided in the Annual Report 2023.

Global Hausbank

Deutsche Bank’s strategic and financial roadmap through 2025 aims to position Deutsche Bank as a Global Hausbank to its clients around the world, and to achieve the bank’s 2025 financial targets and capital objectives. The Global Hausbank strategy is underpinned by three key themes: risk management, sustainability and technology, all of which have become even more important considering the ongoing geopolitical and macroeconomic challenges. In this environment, Deutsche Bank aims to leverage a more favorable interest rate environment, deploy risk management expertise to support clients, and allocate capital to high-return growth opportunities. As sustainability becomes ever more important, the bank aims to deepen its dialogue with and support for clients and broaden the agenda in respect of the bank’s own operations. As technology continues to evolve, Deutsche Bank aims to achieve further cost savings, accelerate the transition to a digital bank and expand upon strategic partnerships, which are already creating substantial value. At the same time, Deutsche Bank continues to work towards a long-term set-up that will enable a future of sustainable growth. This includes a clear definition of the bank’s purpose, vision and culture.

Deutsche Bank’s key performance indicators 2025

Financial targets and capital objectives for 2025

Financial targets:

  – Post-tax Return on Average Tangible Equity of above 10% for the Group
  – Compound annual growth rate of revenues between 2021 and 2025 of 5.5 to 6.5%
  – Cost/income ratio of less than 62.5%

Capital objectives:

  – Common Equity Tier 1 capital ratio of approximately 13%
  – 50% Total payout ratio from 2025

Deutsche Bank reaffirms its financial targets as well as its capital objectives for 2025.

Adjusted costs and Post-tax Return on Average Tangible Equity are non-GAAP financial measures. Please refer to “Additional information: Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS numbers on which they are based.

Our financial targets and capital objectives are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Deutsche Bank
Earnings Report as of March 31, 2024

Progress on strategy implementation

Deutsche Bank maintained its momentum in executing on its Global Hausbank strategy during the first quarter of 2024 by progressing on revenue growth and operational and capital efficiency.

Revenues decreased by 5% in the first quarter of 2024, as lower net interest income more than offset 11% year on year growth in commission and fee income. The bank’s compound annual revenue growth rate since 2021 was 8.6% over the last twelve months. Assets under management grew by € 72 billion across the Private Bank and Asset Management during the quarter, including net inflows of € 19 billion, which is expected to support future revenue growth in these businesses.

Deutsche Bank reduced noninterest expenses to € 5.3 billion and adjusted costs to € 5.0 billion in the first quarter, in line with its target quarterly run-rate objective for 2024. The bank made further progress on its € 2.5 billion Operational Efficiency program during the quarter and has already realized savings from completed efficiency measures.

Deutsche Bank delivered further RWA reductions during the quarter through securitization and data and process improvements, representing further progress toward the bank’s objective of € 25-30 billion in optimizations by 2025. The bank made progress on its share repurchase program launched on March 4, 2024; as at April 19, 2024, the bank had repurchased 20.6 million shares for a total of € 283 million. The bank anticipates materially completing the current program by the end of the first half of 2024.

Sustainability

During the first quarter of 2024, Deutsche Bank was recognized for its efforts on sustainability by receiving a rating improvement by the non-profit rating agency CDP, showing Deutsche Bank exceeds the industry average in all categories. In addition, Deutsche Bank’s Private Bank division was awarded as Italy’s Best in Sustainability and Spain’s Best in Sustainability in the Euromoney Global Private Banking Awards 2024.

On sustainable finance and in working towards the bank’s cumulative sustainable financing and ESG investment volumes target of € 500 billion in the period from January 2020 to end of 2025 (excluding DWS), deal highlights in the first quarter of 2024 included participation in Automotive Cells Company’s € 4.4 billion non-recourse project financing, enabling the development of three gigafactories for lithium-ion battery cell production across Europe, Deutsche Bank’s engagement on TUI’s € 500 million debut sustainability-linked senior notes (based on TUI’s new sustainability-linked finance framework setting out concrete emissions reduction targets for TUI’s airline activities) as well as the financing of the construction of two new hospitals in Republic of Côte d’Ivoire (up to € 149 million commodity Murabaha term facility) with credit support from the Islamic Corporation for the Insurance of Investment and Export Credit (ICIEC).

With the bank’s updated Sustainable Instruments Framework now covering both green and social assets, Deutsche Bank is in a position to issue social bonds. Also, Deutsche Bank published its revised Sustainable Finance Framework, effective as of January 1, 2024, with updated criteria used for classifying financings as sustainable.

As part of the bank’s aim of contributing to a more environmentally, socially and financially well-governed economy, the Supervisory Board has committed to link part of the Management Board compensation in the Long-Term Award for 2024 to the adherence to the target pathways for carbon intense sectors (scope 3.15); this has been submitted for approval to the Annual General Meeting 2024. Regarding its own operations, Deutsche Bank obtained the EU certification mark ‘Green Canteen’ for sustainable canteen operations along the entire supply chain for its two main Frankfurt buildings reaching the highest score (>90%) of all canteens ever tested under the framework.

Finally, Deutsche Bank became a supporter of the Global Investor Commission on Mining 2030, which is a collaborative investor-led initiative seeking to define a vision for a socially and environmentally responsible mining sector overall by 2030.

Deutsche Bank
Earnings Report as of March 31, 2024

Deutsche Bank segments

Corporate Bank continues working towards its strategic ambitions, leveraging its strong brand and deep client relationships and aiming to offer a full range of advisory and financing solutions. Its strong market position and outstanding service offerings for multinational and German corporates domestically and abroad were awarded in the 2024 Euromoney Trade Finance Survey, including ten Market Leader awards and seven Best Service awards across Europe, the Middle East and Asia. In Germany, Corporate Bank won the Best Trade Finance Bank award for 12 consecutive years. The division’s Cash Management business had continuous momentum with clients in the FinTech, Platform & Tech industry segments, through established product palette and building up segment specific expertise, in particular the European neo-broker sector. The division also saw strong momentum across the structured credit market in the Trust & Agency Services business. As a transition partner, Corporate Bank helps clients across sector value chains to achieve their strategic goals by offering a broad suite of sustainable finance solutions and sector aligned ESG industry expertise. In the first quarter of 2024, Corporate Bank completed a number of landmark project finance transactions, demonstrating the division’s strategic focus on structuring and facilitating the energy transition.

During the first quarter of 2024, the Investment Bank continued the momentum of delivering against key strategic objectives driving year on year revenue growth. Targeted investment into senior coverage professionals in 2023, with the focus upon balancing the business further towards Strategic Advisory helped to increase Origination & Advisory revenues by over 50% in the quarter. Whilst in Fixed Income, development of the client franchise continued with strong engagement across the platform contributing to the overall revenue growth. This was exemplified by the increase in Corporate Rates revenues originating from Corporate Bank sales teams, demonstrating the benefit of close divisional alignment, focused coverage and the impact of ratings upgrades. ESG continued to be a strategic focus area for the Investment Bank. During the quarter, Deutsche Bank executed a number of important transactions including acting as lead global coordinator, physical bookrunner, and joint ESG coordinator on TUI’s € 500 million debut sustainability-linked senior notes.

Private Bank marked its recognition in the recent Euromoney Awards, earning a total of 15 Best Private Bank awards, including World’s Best Private Bank for Entrepreneurs, for Ultra-High Net Worth and for Transformation, successfully demonstrating the impact of its business model transformation. In the first quarter of 2024, Private Bank accelerated its business momentum with sharpened focus on the client segments Personal Banking and Wealth Management & Private Banking with enhanced business coverage and service model, and aligned segment reporting. In Wealth Management & Private Banking, the division’s German franchise successfully finalized its setup, including the roll-out of a dedicated ‘Ultra High Net Worth’ coverage unit to better address the sophisticated needs of wealthy clients. The division’s global value proposition was further strengthened with the launch of Fixed Income Horizon 2026 Fund, a Discretionary Portfolio Management (DPM) flagship fixed income strategy – combining the expertise of the DB ESG Fixed Income Fund and DWS' strong in-house credit research. Additionally, the division continued to focus on growing its investment solutions, which contributed to strong net new assets in the first quarter, while also shifting the product mix towards fee-generating revenues. In Personal Banking, the division successfully continued its transformation journey both in Germany and international markets. Germany witnessed closure of ten Deutsche Bank branches alongside consistent improvements in the Postbank mobile app features which strengthened its progress in digitalization efforts. Other key achievements include the remediation of the backlog in all client-critical processes in Germany.

Asset Management continued to make strategic progress along the four clusters of “Growth”, “Value”, “Build” and “Reduce” in the first quarter of 2024 to align its capabilities and the growth prospects of the market. A key focus in the quarter has been to attract net inflows to help offset margin pressure from the current shift from Active to Passive flow mix. As a global asset manager with diverse investment capabilities that span traditional active and passive strategies as well as alternative bespoke solutions, DWS is well-positioned to counterbalance the Active to Passive industry trend with its diversified product offerings, and the division reported substantial net inflows in the quarter driven by Passive including Xtrackers. With that, DWS remains the number two Exchange-Traded Product provider in EMEA by net inflows, with growth outpacing the market and hence gaining further market share. The positive flow momentum supported the increase in total assets under management to a record level. Additionally, DWS has continued to launch new funds in Passive (Xtrackers), Alternatives and Active product classes as well as successfully launched the first two Xtrackers Cryptocurrency Exchange-Traded Commodities in the quarter.

Deutsche Bank
Earnings Report as of March 31, 2024

Group results

Deutsche Bank’s profit before tax was € 1.6 billion for the first quarter of 2024, down 16% year on year. Post-tax profit was also down 16% year on year, to € 1.2 billion.

Deutsche Bank’s target ratios declined compared to the first quarter of 2023. Post-tax return on average shareholders’ equity was 6.0% in the quarter, down from 7.9% in the prior year quarter. Post-tax return on average tangible shareholders’ equity (RoTE) was 6.6%, down from 8.8% in the first quarter of 2023. The cost/income ratio increased to 72%, from 70% in the prior year quarter. Diluted earnings per share decreased to € 0.55, from € 0.65 in the prior year quarter.

Continued delivery of the Global Hausbank strategy

Deutsche Bank maintained its momentum in executing on its Global Hausbank strategy during the first quarter. This included:

  – Revenue growth: revenues decreased by 5% in the first quarter of 2024, as lower net interest income more than offset 11% year on year growth in commissions and fee income more. The bank’s compound annual revenue growth rate since 2021 over the last twelve months was 8.6% at the end of the first quarter, above the bank’s raised target range of between 5.5% and 6.5%: Assets under management grew by € 72 billion across the Private Bank and Asset Management during the quarter, including net inflows of € 19 billion, which is expected to support future revenue growth in these businesses
  – Operational efficiency: in reducing noninterest expenses to € 5.3 billion, the bank also reduced adjusted costs to € 5.0 billion in the first quarter, in line with its target quarterly run-rate objective for 2024. Deutsche Bank made further progress on its € 2.5 billion Operational Efficiency program during the quarter, including optimization of the bank’s platform in Germany and workforce reduction, particularly in non-client facing roles. Savings either realized or expected from completed efficiency measures grew to € 1.4 billion, including approximately € 1.0 billion in realized savings to date
  – Capital efficiency: Deutsche Bank delivered RWA reductions of a further € 2 billion during the quarter through securitization and data and process improvements. As a result, cumulative RWA reductions from capital efficiency measures reached € 15 billion, representing further progress toward the bank’s objective of € 25-30 billion in optimizations by 2025. The bank made progress on its share repurchase program launched on March 4, 2024. As at April 19, 2024, the bank had repurchased 20.6 million shares for a total of € 283 million. The bank anticipates materially completing the current program by the end of the first half of 2024.

Deutsche Bank
Earnings Report as of March 31, 2024

Revenue growth in challenging conditions

Net revenues were € 7.4 billion, down 5% over the prior year quarter at Group level and up 3% overall in the bank’s four operating businesses. A year-on-year decline in net interest income, as anticipated, in an environment of stabilizing interest rates more than offset growth of 11% in commissions and fee income, reflecting management’s objective to grow capital-light business areas. Revenue development in the bank’s businesses was as follows:

  – Corporate Bank net revenues were € 1.9 billion, down 5% year on year compared with the first quarter of 2023 which marked the revenue peak of the current interest rate cycle. Net interest income was lower year on year as expected, reflecting normalizing deposit revenues, lower loan net interest income and the discontinuation of minimum reserve remuneration by the ECB. This development was partly offset by a rise in commissions and fee income. Revenues in Corporate Treasury Services were € 1.1 billion, a decline of 10%, partly offset by growth of 4% in Institutional Client Services revenues to € 463 million, and 3% growth in Business Banking revenues to € 346 million. Deutsche Bank ranked no. 1 in 17 categories in the 2024 Euromoney Trade Finance Survey, up from 14 in 2023, including Best Trade Finance Bank in Germany for the 12th year running and Best Trade Finance Bank in Western Europe for the 7th consecutive year
  – Investment Bank net revenues were € 3.0 billion, up 13% over the first quarter of 2023. Fixed Income & Currencies (FIC) revenues were up 7% to € 2.5 billion. This development was driven in part by 14% year on year growth in Financing revenues to € 805 million, largely reflecting strong securitization and issuance activity. Credit Trading revenues grew significantly year on year, reflecting the benefits of investments in prior periods. Emerging Markets revenues were significantly higher, with growth across regions, and Latin America seeing strong client activity driven by the investments. Foreign Exchange revenues were also higher, driven in part by the non-recurrence of the extreme interest rate volatility and market dislocations in March 2023 which impacted the prior year quarter, and as the benefits of a refocused business model materialize. Growth in these areas more than offset a decline in Rates revenues from the very high levels of the prior year quarter. Origination & Advisory revenues grew 54% to € 503 million, the highest level for 9 quarters, driven by Debt Origination revenues which rose 67% year on year to € 355 million, reflecting a recovery in the leveraged debt market and robust investment grade issuance. This growth also reflected improved market activity and market share gains. Deutsche Bank’s share of global Origination & Advisory improved by around 70 basis points over the year 2023 to 2.6% in the quarter (source: Dealogic)
  – Private Bank net revenues were € 2.4 billion, down 2% year on year, as slightly lower net interest income was partly offset by growth in investment products, in line with the business’s strategy to grow noninterest income. Revenues in Personal Banking were down 4% year on year, reflecting higher hedging costs and higher funding costs including the impact of the discontinuation of minimum reserve remuneration, partly offset by higher deposit revenues. Revenues in Wealth Management & Private Banking remained stable year on year as lower deposit revenues were offset by growth in lending and investment product revenues. Assets under management grew by € 27 billion during the quarter to € 606 billion, their highest level since the formation of the Private Bank in 2018. Growth was driven in part by net inflows of € 12 billion, the highest for 12 quarters, including € 6 billion in investment products in Wealth Management & Private Banking. In the Euromoney Global Private Banking Awards 2024, announced at the end of the quarter, Deutsche Bank won 15 awards including World’s Best for Entrepreneurs, World’s Best for Ultra High Net Worth and Germany’s Best Domestic Private Bank
  – Asset Management net revenues were € 617 million, up 5% over the prior year quarter. Management fees grew by 4% to € 592 million, predominantly in liquid products, driven by an increase in average assets under management. Performance & Transaction fees grew 56% to € 17 million, reflecting higher transaction fees in Alternatives. Net inflows were € 8 billion, or € 9 billion ex-Cash, and were driven predominantly by Passive products. Net inflows included € 2 billion into Environmental, Social and Governance (ESG) products. Assets under management grew by € 45 billion to € 941 billion during the quarter, € 101 billion higher than at the end of the prior year quarter, reflecting consecutive quarters of positive net inflows and rising market levels

Deutsche Bank
Earnings Report as of March 31, 2024

Expenses: delivery in line with commitment on quarterly adjusted costs

Noninterest expenses were € 5.3 billion in the quarter, down 3% compared to the prior year quarter. A 6% reduction in adjusted costs to € 5.0 billion, consistent with the bank’s guidance for the quarterly run-rate in 2024, more than offset higher nonoperating costs versus the prior year quarter.

Adjusted costs of € 5.0 billion, down 6%, primarily reflected lower bank levies, which more than offset a rise of 9% in compensation and benefits expenses compared to the prior year quarter. This development was driven in part by an increase of 3,611 full-time equivalents (FTEs) in the internal workforce compared to the first quarter of 2023, reflecting investments in business growth, including the acquisition of Numis in the UK, together with further investments in technology and controls and the continued internalization of external staff. Investments and internalizations were partly offset by headcount reductions as part of the bank’s Operational Efficiency program.

Nonoperating costs were € 262 million, up from € 89 million in the first quarter of 2023. Litigation charges were € 166 million, up from € 66 million in the prior year quarter, and restructuring and severance charges were € 95 million, compared to € 23 million in the prior year quarter and driven in part by the implementation of the bank’s Operational Efficiency program.

Credit provisions lower quarter on quarter, with full-year guidance reaffirmed

Provision for credit losses was € 439 million, or 37 basis points of average loans, down from € 488 million in the fourth quarter of 2023.

Provision for non-performing loans (Stage 3) was € 471 million, up 3% from € 457 million in the previous quarter, driven by provisions in the Private Bank, including provisions relating to the operational backlog which are expected partly to reverse in future quarters as the backlog is processed; and in the Investment Bank which continued to be affected by provisions on commercial real estate exposures. This development was more than offset by net releases of performing loans (Stage 1 and 2) of € 32 million, driven by improved macro-economic forecasts as well as model recalibration effects, compared to provisions of € 30 million in the previous quarter.

For the full year 2024, provisions for credit losses are expected to remain at the higher end of the previously communicated guidance range of 25-30 basis points of average loans.

Solid capital ratio supports distributions to shareholders and business growth

The Common Equity Tier 1 (CET1) capital ratio was 13.4% at the end of the first quarter of 2024, compared to 13.7% at the end of the fourth quarter of 2023. Organic capital generation through strong first-quarter earnings partly offset deductions for the € 675 million share buyback program approved by the ECB in January 2024, and for future capital distributions in line with the bank’s commitment to a 50% payout ratio in respect of the financial year 2024, together with an RWA increase of € 5 billion to € 355 billion in the quarter, largely driven by business growth.

The Leverage ratio was 4.5% at the end of the first quarter, essentially unchanged from the end of the previous quarter. Leverage exposure was € 1,254 billion, also essentially unchanged, as higher trading related exposures were offset by lower cash balances.

The Liquidity Coverage Ratio was 136% at the end of the quarter, compared to 140% at the end of the fourth quarter of 2023, above the regulatory requirement of 100% and representing a surplus of € 58 billion. High Quality Liquid Assets were € 222 billion at the end of the quarter, up slightly from the end of the previous quarter. The Net Stable Funding Ratio was 123%, above the bank’s target range of 115-120%, representing a surplus of € 112 billion above required levels. Customer deposits rose by € 14 billion to € 639 billion during the quarter.

For Deutsche Bank’s Annual General Meeting on May 16, 2024, the Management Board and the Supervisory Board have proposed the payment of a cash dividend of € 0.45 per share in respect of the financial year 2023, up 50% over 2022.

Deutsche Bank
Earnings Report as of March 31, 2024

Group results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2024	Mar 31, 2023	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank	1,878	1,973	(94)	(5)
Investment Bank	3,047	2,691	355	13
Private Bank	2,378	2,438	(60)	(2)
Asset Management	617	589	28	5
Corporate & Other	(544)	86	(630)	N/M
Total net revenues	7,376	7,777	(401)	(5)
Provision for credit losses	439	372	68	18
Noninterest expenses:
Compensation and benefits	2,930	2,696	234	9
General and administrative expenses	2,373	2,761	(387)	(14)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	1	0	1	N/M
Total noninterest expenses	5,305	5,457	(152)	(3)
Profit (loss) before tax	1,632	1,949	(317)	(16)
Income tax expense (benefit)	469	558	(89)	(16)
Profit (loss)	1,164	1,391	(228)	(16)
Profit (loss) attributable to noncontrolling interests	29	25	4	15
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,134	1,366	(232)	(17)
Profit (loss) attributable to additional equity components	147	138	9	6
Profit (loss) attributable to Deutsche Bank shareholders	988	1,228	(240)	(20)

Post-tax return on average tangible shareholders' equity[1]	6.6%	8.8%	(2.2)ppt	N/M
Cost/income ratio	71.9%	70.2%	1.8ppt	N/M
Common Equity Tier 1 capital ratio	13.4%	13.6%	(0.2)ppt	N/M

Loans (gross of allowance for loan losses, in € bn)[2]	486	494	(8)	(2)
Deposits (in € bn)[2]	639	599	40	7
Risk-weighted assets (in € bn)[2]	355	360	(5)	(1)
of which: operational risk RWA (in € bn)[2]	57	59	(2)	(3)
Leverage exposure (in € bn)[2]	1,254	1,238	16	1
Employees (full-time equivalent)[2]	90,323	86,712	3,611	4
Post-tax return on average shareholders' equity[1]	6.0%	7.9%	(1.9)ppt	N/M
Leverage ratio	4.5%	4.6%	(0.2)ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Additional Information: Non-GAAP Financial Measures” of this report

2As of quarter-end

Capital expenditures and divestitures

During the first three months of 2024, the Group did not make any significant capital expenditures or divestitures.

Deutsche Bank
Earnings Report as of March 31, 2024

Segment results

Corporate Bank

Profit before tax was € 604 million in the quarter, down by 23% year on year, driven by a normalization of deposit revenues and higher litigation costs. Post-tax RoE was 14.4%, down from 18.3% in the prior year quarter, and post-tax RoTE was 15.4%, down from 19.6%. The cost/income ratio was 64%, up from 57% in the first quarter of 2023.

Net revenues were € 1.9 billion, 5% lower year on year reflecting the normalization of deposit revenues, lower loan net interest income and higher funding allocations, predominantly impacting the Corporate Treasury Services businesses, partly offset by higher commissions and fee income. Corporate Treasury Services revenues were € 1.1 billion, down 10% year on year, while Institutional Client Services revenues were up 4% to € 463 million and Business Banking revenues rose 3% year on year to € 346 million.

Noninterest expenses were € 1.2 billion, up 8% year on year, mainly driven by higher litigation costs. Adjusted costs rose 2% year on year to € 1.1 billion, driven by internal service cost allocations partly offset by lower bank levy charges.

Provision for credit losses was € 63 million in the quarter, or 22 basis points of average loans, stable compared to the prior year quarter reflecting resilience of the Corporate Bank loan book.

Deposits increased by 11% or € 31 billion year on year, mainly driven by higher term deposits. Loans gross of allowances were down (4)%, or € (5) billion compared to the first quarter of 2023.

Corporate Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2024	Mar 31, 2023	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services	1,070	1,188	(119)	(10)
Institutional Client Services	463	447	16	4
Business Banking	346	337	9	3
Total net revenues	1,878	1,973	(94)	(5)
Of which:
Net interest income	1,288	1,333	(44)	(3)
Commissions and fee income	592	576	17	3
Remaining income	(2)	64	(66)	N/M
Provision for credit losses	63	64	(1)	(2)
Noninterest expenses:
Compensation and benefits	381	359	21	6
General and administrative expenses	831	761	69	9
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	0	(0)	N/M
Total noninterest expenses	1,211	1,121	90	8
Noncontrolling interests	0	0	0	N/M
Profit (loss) before tax	604	788	(183)	(23)

Employees (front office, full-time equivalent)[1]	7,725	7,351	374	5
Employees (business-aligned operations, full-time equivalent)[1]	8,051	7,498	552	7
Employees (allocated central infrastructure, full-time equivalent)[1]	9,924	8,623	1,301	15
Total employees (full-time equivalent)[1]	25,700	23,472	2,228	9
Total assets (in € bn)[1,2]	264	248	16	7
Risk-weighted assets (in € bn)[1]	72	74	(2)	(3)
of which: operational risk RWA (in € bn)[1,3]	8	5	3	52
Leverage exposure (in € bn)[1]	307	310	(3)	(1)
Deposits (in € bn)[1]	300	269	31	11
Loans (gross of allowance for loan losses, in € bn)[1]	117	121	(5)	(4)
Cost/income ratio	64.5%	56.8%	7.7ppt	N/M
Post-tax return on average shareholders’ equity[4]	14.4%	18.3%	(4.0)ppt	N/M
Post-tax return on average tangible shareholders’ equity[4]	15.4%	19.6%	(4.2)ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances

3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Additional information: Business Segments” of this report

4Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Additional information: Business Segments” of this report

Deutsche Bank
Earnings Report as of March 31, 2024

Investment Bank

Profit before tax in the quarter was € 1.3 billion, up 44% year on year, primarily driven by higher revenues, whilst noninterest expenses were also lower. Post-tax RoE increased to 14.5% and post-tax RoTE to 15.0%, compared to 10.0% and 10.3% respectively in the prior year quarter. The cost/income ratio was 54%, compared to 66% in the first quarter of 2023.

Net revenues were € 3.0 billion, 13% higher, reflecting year on year improvements across Fixed Income & Currencies and Origination & Advisory.

Fixed Income & Currencies (FIC) revenues were € 2.5 billion, up 7% year on year. FIC: Financing revenues were € 805 million, 14% higher compared to the prior year quarter, largely reflecting strong securitization and issuance activity. FIC: Ex-Financing revenues were € 1.7 billion, 5% higher compared to a strong first quarter of 2023. Credit Trading revenues grew significantly year on year, reflecting the benefits of investments in prior periods. Emerging Markets revenues were significantly higher, with growth across regions, and Latin America seeing strong client activity driven by investments. Foreign Exchange revenues were also significantly higher, driven in part by the non-recurrence of the extreme interest rate volatility and market dislocations in March 2023 which impacted the prior year quarter, and as the benefits of a refocused business model materialize. Growth in these areas more than offset a decline in Rates revenues from the very high levels of the prior year quarter.

Origination & Advisory revenues were € 503 million, a 54% increase year on year, benefitting from a recovering fee pool environment, whilst also reflecting market share gains (source: Dealogic), helped by investments made throughout the prior year. Debt Origination revenues were € 355 million, 67% higher than the prior year, leading to market share gains (source: Dealogic). Leverage Debt Capital Markets saw a market recovery as clients looked to take advantage of favorable market conditions, while Investment Grade Debt issuance activity was also higher year on year. Equity Origination revenues were € 44 million, materially higher year on year and Advisory revenues were € 104 million, up 13% versus the prior year despite a reduction in the industry fee pool (source: Dealogic).

Noninterest expenses were € 1.6 billion, 8% lower year on year, and adjusted costs were € 1.6 billion, down 9% year on year. The decrease was driven by lower bank levy charges, partially offset by higher compensation costs reflecting targeted investments in 2023 including the Numis acquisition.

Provision for credit losses was € 150 million, or 59 basis points of average loans in the first quarter of 2024. The increase versus the prior year was driven by an increase in Stage 3 impairments, primarily in the CRE portfolio.

Deutsche Bank
Earnings Report as of March 31, 2024

Investment Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2024	Mar 31, 2023	Absolute Change	Change in %
Net revenues:
Fixed Income & Currencies	2,518	2,342	175	7
Fixed Income & Currencies: Financing	805	705	100	13
Fixed Income & Currencies: Ex-Financing	1,713	1,637	75	5
Origination & Advisory	503	327	177	54
Debt Origination	355	213	142	67
Equity Origination	44	22	22	104
Advisory	104	92	12	13
Research and Other	26	22	3	16
Total net revenues	3,047	2,691	355	13
Provision for credit losses	150	41	110	N/M
Noninterest expenses:
Compensation and benefits	686	613	73	12
General and administrative expenses	945	1,161	(216)	(19)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	1	1	(0)	N/M
Total noninterest expenses	1,631	1,775	(144)	(8)
Noncontrolling interests	1	(2)	3	N/M
Profit (loss) before tax	1,264	878	386	44

Employees (front office, full-time equivalent)[1]	4,824	4,350	474	11
Employees (business-aligned operations, full-time equivalent)[1]	3,147	2,940	206	7
Employees (allocated central infrastructure, full-time equivalent)[1]	12,191	11,138	1,053	9
Total employees (full-time equivalent)[1]	20,162	18,428	1,734	9
Total assets (in € bn)[1,2]	707	664	43	6
Risk-weighted assets (in € bn)[1]	137	142	(6)	(4)
of which: operational risk RWA (in € bn)[1,3]	17	23	(6)	(27)
Leverage exposure (in € bn)[1]	567	541	26	5
Deposits (in € bn)[1]	20	11	10	90
Loans (gross of allowance for loan losses, in € bn)[1]	103	103	(0)	(0)
Cost/income ratio	53.5%	66.0%	(12.4)ppt	N/M
Post-tax return on average shareholders’ equity[4]	14.5%	10.0%	4.5ppt	N/M
Post-tax return on average tangible shareholders’ equity[4]	15.0%	10.3%	4.7ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances

3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Additional information: Business Segments” of this report

4Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Additional information: Business Segments” of this report

Deutsche Bank
Earnings Report as of March 31, 2024

Private Bank

Profit before tax was € 348 million in the first quarter of 2024, up 24% year on year reflecting continued cost reduction and lower provision for credit losses, which more than offset a slight decline in revenues. Post tax RoE rose to 6.4% and post-tax RoTE to 6.6%, compared to 5.4% and 5.7% respectively in the first quarter of 2023. The cost/income ratio of 76% slightly improved compared to 78% in the prior year quarter.

Net revenues were € 2.4 billion, down 2% year on year as slightly lower net interest income was partly offset by growth in investment product revenues, in line with strategy to grow noninterest income. In Personal Banking, net revenues decreased by 4% to € 1.3 billion, reflecting continued higher funding costs, including the impact of minimum reserves and hedging costs for the loan book, partially offset by higher deposit revenues. In Wealth Management & Private Banking, net revenues were € 1.1 billion, essentially flat year on year, as lower deposit revenues were offset by growth in lending and investment product revenues.

Assets under management were € 606 billion at quarter end, their highest level since the formation of the Private Bank in 2018. The increase of € 27 billion in the quarter was driven by net inflows of € 12 billion and an € 13 billion impact of higher market levels.

Noninterest expenses were € 1.8 billion, down 4% year on year with adjusted costs of € 1.8 billion, down 6% year on year. This reduction reflected normalized investment spend, and benefits from transformation programs as well as lower bank levies, albeit higher service remediation costs which are expected to roll over the remaining quarters of the year.

Provision for credit losses was € 219 million, or 34 basis points of average loans, compared to 40 basis points of average loans in the prior year quarter, which included single name losses in Wealth Management. The current quarter was affected by elevated workout activity in Wealth Management as well as temporary effects from operational backlog in Personal Banking. Overall, the quality of the division’s portfolios remains intact.

Deutsche Bank
Earnings Report as of March 31, 2024

Private Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2024	Mar 31, 2023	Absolute Change	Change in %
Net revenues:
Personal Banking	1,324	1,385	(61)	(4)
Wealth Management & Private Banking	1,053	1,053	1	0
Total net revenues	2,378	2,438	(60)	(2)
Of which:
Net interest income	1,433	1,532	(99)	(6)
Commissions and fee income	789	777	12	2
Remaining income	156	130	27	20
Provision for credit losses	219	267	(48)	(18)
Noninterest expenses:
Compensation and benefits	709	689	21	3
General and administrative expenses	1,101	1,203	(102)	(8)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	1	(0)	1	N/M
Total noninterest expenses	1,811	1,891	(80)	(4)
Noncontrolling interests	0	0	0	80
Profit (loss) before tax	348	280	68	24

Employees (front office, full-time equivalent)[1]	18,364	18,946	(582)	(3)
Employees (business-aligned operations, full-time equivalent)[1]	7,734	7,976	(241)	(3)
Employees (allocated central infrastructure, full-time equivalent)[1]	12,179	11,304	875	8
Total employees (full-time equivalent)[1]	38,277	38,225	52	0
Total assets (in € bn)[1,2]	326	329	(3)	(1)
Risk-weighted assets (in € bn)[1]	96	87	8	10
of which: operational risk RWA (in € bn)[1,3]	15	8	7	86
Leverage exposure (in € bn)[1]	333	340	(7)	(2)
Deposits (in € bn)[1]	310	310	1	0
Loans (gross of allowance for loan losses, in € bn)[1]	261	263	(3)	(1)
Assets under Management (in € bn)[1,4]	606	556	50	9
Net flows (in € bn)	12	4	7	173
Cost/income ratio	76.2%	77.6%	(1.4)ppt	N/M
Post-tax return on average shareholders’ equity[5]	6.4%	5.4%	1.0ppt	N/M
Post-tax return on average tangible shareholders’ equity[5]	6.6%	5.7%	0.8ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances

3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Additional information: Business Segments” of this report

4 Assets under management include assets held on behalf of customers for investment purposes and/or client assets that are managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered assets under management if they serve investment purposes. In Personal Banking, this includes term deposits and savings deposits. In Wealth Management & Private Banking, it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as assets under management. In instances in which Private Bank distributes investment products qualifying as assets under management which are managed by DWS, these assets are reported as assets under management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services. Within the new Private Bank coverage area ‘Wealth Management & Private Banking’, private clients benefit from a wider product range with increased emphasis on investment advice. As a result, starting from the first quarter of 2024, demand deposits of Private Banking in Germany were reclassified to Assets under Management, ensuring a consistent treatment within ‘Wealth Management & Private Banking’

5Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Additional information: Business Segments” of this report

Deutsche Bank
Earnings Report as of March 31, 2024

Asset Management

Profit before tax was € 122 million in the first quarter of 2024, up 6% year on year, primarily driven by higher revenues reflecting an increase in market levels since the end of last year. Post-tax RoE was 6.3%, up from 5.9%, and post-tax RoTE was 14.5%, up from 14.0%, respectively in the prior year quarter. The cost/income ratio remained relatively stable at 74% in the quarter, compared to the prior year quarter.

Net revenues were € 617 million, up 5% year on year. This was mainly due to higher Management fees, which increased 4% to € 592 million, predominantly from higher average assets under management. Performance and transaction fees were € 17 million, up 56% year on year. Other revenues of € 8 million were in line with the prior year quarter.

Noninterest expenses were € 456 million in the quarter, up 5% year on year. Adjusted costs were € 438 million, up by 3%. The increase in noninterest expenses was driven by higher compensation and benefits costs due to variable remuneration, and nonoperating costs.

Net flows were € 8 billion in the quarter, or € 9 billion excluding Cash net inflows. Net inflows were predominately driven by Passive of € 9 billion including Xtrackers, supported by net inflows in Active Fixed Income and Active Systematic & Quantitative Investments, partly offset by net outflows in low-margin cash products, as well as in Alternatives and Active Equity. ESG products attracted net inflows of € 2 billion.

Assets under management rose by € 45 billion, or 5%, to € 941 billion during the quarter. The increase was mainly due to rising market levels, net inflows during the quarter and positive exchange rate movements.

Asset Management results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2024	Mar 31, 2023	Absolute Change	Change in %
Net revenues:
Management Fees	592	571	21	4
Performance and transaction fees	17	11	6	56
Other	8	7	1	8
Total net revenues	617	589	28	5
Provision for credit losses	(1)	(1)	(0)	9
Noninterest expenses:
Compensation and benefits	234	222	11	5
General and administrative expenses	222	213	9	4
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	1	(0)	N/M
Total noninterest expenses	456	436	20	5
Noncontrolling interests	40	39	1	3
Profit (loss) before tax	122	115	7	6

Employees (front office, full-time equivalent)[1]	2,036	2,028	8	0
Employees (business-aligned operations, full-time equivalent)[1]	2,386	2,269	116	5
Employees (allocated central infrastructure, full-time equivalent)[1]	576	529	47	9
Total employees (full-time equivalent)[1]	4,998	4,826	172	4
Total assets (in € bn)[1,2]	11	10	1	6
Risk-weighted assets (in € bn)[1]	18	13	5	40
of which: operational risk RWA (in € bn)[1,3]	5	3	1	33
Leverage exposure (in € bn)[1]	10	9	1	10
Assets under Management (in € bn)[1,4]	941	841	101	12
Net flows (in € bn)	8	6	2	N/M
Cost/income ratio	73.9%	74.0%	(0.1)ppt	N/M
Post-tax return on average shareholders’ equity[5]	6.3%	5.9%	0.4ppt	N/M
Post-tax return on average tangible shareholders’ equity[5]	14.5%	14.0%	0.5ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances

3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Additional information: Business Segments” of this report

4 Assets under management means assets DWS manages on a discretionary or non-discretionary advisory basis; including where DWS is the management company and portfolio management is outsourced to a third party; and a third party holds or manages and on which DWS provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review

5Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Additional information: Business Segments” of this report

Deutsche Bank
Earnings Report as of March 31, 2024

Corporate & Other

Corporate & Other reported a loss before tax of € 706 million in the first quarter of 2024, compared to a loss before tax of € 111 million in the prior year quarter.

Net revenues were negative € 544 million in the quarter, compared to positive € 86 million in the prior year quarter, primarily driven by valuation and timing differences. Revenues relating to valuation and timing differences were negative € 401 million, compared to positive € 336 million in the prior year quarter, reflecting losses on portfolio hedges of interest rate risk, where fair value hedge accounting cannot be applied under IFRS as issued by the IASB. Revenues related to funding and liquidity were negative € 25 million in the first quarter of 2024, compared to negative € 103 million in the prior year quarter.

Noninterest expenses were € 195 million in the quarter, compared to € 234 million in the prior year quarter. Adjusted costs were € 137 million, compared to € 223 million in the first quarter of 2023. Expenses associated with shareholder activities were € 170 million in the quarter, compared to € 124 million in the prior year quarter.

Noncontrolling interests are reversed in Corporate & Other after deduction from the divisional profit before tax. These were positive € 42 million for the quarter, mainly related to DWS.

Risk-weighted assets (RWA) stood at € 33 billion at the end of the first quarter of 2024, including € 12 billion of operational risk RWA. RWA reduced by € 11 billion from prior year quarter including € 6 billion reduction from change in allocation of operational risk RWA.

Corporate & Other results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2024	Mar 31, 2023	Absolute Change	Change in %
Net revenues	(544)	86	(630)	N/M
Provision for credit losses	9	1	7	N/M
Noninterest expenses:
Compensation and benefits	921	813	108	13
General and administrative expenses	(726)	(578)	(148)	26
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	(1)	1	N/M
Total noninterest expenses	195	234	(39)	(17)
Noncontrolling interests	(42)	(37)	(4)	12
Profit (loss) before tax	(706)	(111)	(594)	N/M

Total Employees (full-time equivalent)[1]	36,057	33,354	2,703	8
Risk-weighted assets (in € bn)[1]	33	43	(11)	(25)
Leverage exposure (in € bn)[1]	36	37	(1)	(2)

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

Deutsche Bank
Earnings Report as of March 31, 2024

Consolidated balance sheet

Assets

in € m.	Mar 31, 2024	Dec 31, 2023
Cash and central bank balances	148,238	178,416
Interbank balances (without central banks)	8,103	6,140
Central bank funds sold and securities purchased under resale agreements	18,807	14,725
Securities borrowed	43	39
Financial assets at fair value through profit or loss
Trading assets	136,599	125,275
Positive market values from derivative financial instruments	231,202	251,877
Non-trading financial assets mandatory at fair value through profit and loss	99,827	88,047
Financial assets designated at fair value through profit or loss	45	75
Total financial assets at fair value through profit or loss	467,673	465,273
Financial assets at fair value through other comprehensive income	38,091	35,546
Equity method investments	1,027	1,013
Loans at amortized cost	480,557	479,353
Property and equipment	6,254	6,185
Goodwill and other intangible assets	7,461	7,327
Other assets	150,742	114,698
Assets for current tax	1,630	1,513
Deferred tax assets	7,186	7,039
Total assets	1,335,813	1,317,266

Liabilities and equity

in € m.	Mar 31, 2024	Dec 31, 2023
Deposits	638,567	625,486
Central bank funds purchased and securities sold under repurchase agreements	2,804	3,038
Securities loaned	3	3
Financial liabilities at fair value through profit or loss
Trading liabilities	44,514	44,005
Negative market values from derivative financial instruments	215,577	238,278
Financial liabilities designated at fair value through profit or loss	83,055	83,727
Investment contract liabilities	506	484
Total financial liabilities at fair value through profit or loss	343,651	366,494
Other short-term borrowings	8,126	9,620
Other liabilities	153,892	113,018
Provisions	2,492	2,448
Liabilities for current tax	707	631
Deferred tax liabilities	561	517
Long-term debt	107,661	119,390
Trust preferred securities	288	289
Total liabilities	1,258,753	1,240,935
Common shares, no par value, nominal value of € 2.56	5,106	5,223
Additional paid-in capital	39,479	40,187
Retained earnings	24,043	22,845
Common shares in treasury, at cost	(259)	(481)
Accumulated other comprehensive income (loss), net of tax	(1,695)	(1,775)
Total shareholders’ equity	66,674	65,999
Additional equity components	8,573	8,569
Noncontrolling interests	1,814	1,763
Total equity	77,061	76,330
Total liabilities and equity	1,335,813	1,317,266

Deutsche Bank
Earnings Report as of March 31, 2024

Movements in assets and liabilities

As of March 31, 2024, the total balance sheet of € 1.3 trillion was essentially flat compared to year end 2023.

Cash, central bank and interbank balances decreased by € 28.2 billion, as a result of an increase in securities purchased under resale agreements reported under non-trading financial assets mandatory at fair value through profit and loss by € 12.0 billion due to short coverage requirements, and a decrease in long-term debt at amortized cost by € 11.7 billion, mainly due to repayments of the Targeted Longer Term Refinancing Operations (TLTRO) funding of € 15.0 billion and matured issuances, which were partly offset by new issuances during the first quarter.

Trading assets increased by € 11.3 billion, mainly due to increased exposure in government securities from higher client flows and desk positioning in relation to the current environment.

Positive and negative market values of derivative financial instruments decreased by € 20.7 billion and € 22.7 billion, respectively, primarily driven by maturity of foreign exchange products in the first quarter of 2024 that were either not renewed due to low risk appetite or were rolled forward at lower mark-to-market values at the current market rate.

Non trading financial assets mandatory at fair value through profit or loss increased by € 11.8 billion, driven by the aforementioned increase in securities purchased under resale agreements reported under non-trading financial assets mandatory at fair value through profit and loss.

Other assets increased by € 36.0 billion, mainly driven by increases in brokerage and securities related receivables of € 37.8 billion. This was mainly attributable to higher receivables from pending settlements of regular way trades following the seasonality pattern the bank typically observes of lower year-end levels versus higher volumes in first quarter. This seasonality pattern was also reflected in an increase in brokerage and securities related payables by € 37.6 billion, driving the € 40.9 billion increase in other liabilities.

Deposits increased by € 13.1 billion, primarily driven by growth in Corporate and Institutional Cash Management business in the Corporate Bank as well as higher inflows in Global Emerging Markets in the Investment Bank.

The overall movement of the balance sheet included an increase of € 9.0 billion due to foreign exchange rate movements, mainly driven by a strengthening of the U.S. dollar versus the euro. The effects of foreign exchange rate movements are embedded in the movements of the balance sheet line items discussed in this section.

Liquidity

Total High Quality Liquid Assets (HQLA) as defined by the Commission Delegated Regulation (EU) 2015/61 and amended by Regulation (EU) 2018/1620 were € 222 billion as of March 31, 2024, compared to € 219 billion as of December 31, 2023. The increase was primarily on account of deposit growth and new issuances partially offset by TLTRO repayment. The Liquidity Coverage Ratio was 136% in the first quarter of 2024, a surplus to regulatory requirements of € 58 billion.

Deutsche Bank
Earnings Report as of March 31, 2024

Equity

Total equity as of March 31, 2024, was € 77.1 billion compared to € 76.3 billion as of December 31, 2023, an increase of € 730 million. This change was driven by a number of factors including the profit attributable to Deutsche Bank shareholders and additional equity components reported for the period of € 1.1 billion and treasury shares distributed under share-based compensation plans of € 398 million. Further contributing factors include unrealized net gains in other comprehensive income, net of tax, of € 80 million, mainly driven by a positive impact from foreign currency translation of € 325 million, primarily resulting from the strengthening of the U.S. dollar against the Euro, partly offset by unrealized net losses, net of tax, on derivatives hedging cash flows of € 141 million and on financial assets at fair value through other comprehensive income of € 78 million. Remeasurement net gains related to defined benefit plans contributed € 64 million. Negative effects resulted from purchases of treasury shares of € 626 million and net change in share awards for the period of negative € 286 million.

On January 31, 2024, the Management Board of Deutsche Bank AG resolved a share repurchase program of up to € 675 million which started on March 4, 2024, and will end no later than July 23, 2024. As of March 31, 2024, Deutsche Bank repurchased 13.3 million common shares. The repurchase of these shares has reduced total equity by € 175 million as of March 31, 2024.

On March 5, 2024, Deutsche Bank AG cancelled 45.5 million of its common shares, concluding its 2023 share buyback program. The cancellation reduced the nominal value of the shares by € 117 million. The cancelled shares had been held in common shares in treasury, at their acquisition cost of € 450 million. The difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 333 million. The shares had already been deducted from the reported total equity on December 31, 2023. Therefore, the cancellation did not reduce total equity as of March 31, 2024.

Deutsche Bank
Earnings Report as of March 31, 2024

Outlook

The following section provides an overview of Deutsche Bank’s outlook for the Group and business segments for the financial year 2024 and should be read in conjunction with the outlook section provided in the Management Report of the Annual Report 2023. The macroeconomic and banking industry outlook in the following chapter reflects the Group’s general expectations regarding future economic and industry developments. Economic assumptions used in the bank’s models are laid out separately in the respective sections.

Macroeconomic and banking industry outlook

The global economy is expected to expand by 3.1% in 2024, the same as in 2023, as economic growth in key regions is expected to prove resilient. Headline inflation is expected to continue to trend downward in year on year terms and is expected at 5.3% on an annual average in 2024. However, core inflation seems to remain more persistent. Some central banks are expected to start cutting policy rates from the middle of this year.

The Eurozone economy is expected to grow by 0.4% in 2024. Private household consumption is expected to provide stronger support for the economy if inflation continues to significantly decrease. The ECB is expected to start lowering key interest rates from the middle of the year. Consumer price inflation is forecasted to slow to an annual average of 2.3%. The German economy had a weak start to the year but is likely to gain some momentum from spring 2024 onwards. GDP in Germany is expected to contract by 0.2% in 2024 and headline inflation to slow to 2.2%.

The U.S. economy is likely to grow 2.5% in 2024, despite the lagged impact of previous interest rate hikes. Given more persistent inflation and a solid labor market, the Federal Reserve is unlikely to start cutting interest rates until the end of the year. Inflation is expected to settle at an annual average rate of 3.3% in 2024.

China's economy is expected to grow by 5.2% in 2024. While the real estate market continues to dampen momentum, other areas of the economy appear more resilient. Fiscal measures are likely to further support the economy. Inflation is expected accelerate to 0.5% in 2024.

The performance of the global banking industry for the remainder of the year may be shaped primarily by developments in the real economy and by central banks gradually cutting interest rates. In Europe, the expected pickup in economic momentum as well as ECB rate cuts are likely to lead to a stabilization in demand for credit and should also prevent a meaningful deterioration in asset quality, while also supporting capital market activities. Revenue growth will probably slow as interest margins come somewhat under pressure, yet profitability is expected to stay close to the record high reached last year.

In the U.S., headwinds for banks from the surge in interest rates have been more pronounced than in Europe, not least due to a weaker commercial real estate market. Hence, the expected rate reductions are expected to have a beneficial impact, particularly through lower loan loss provisions and a decline in unrealized losses on securities portfolios, while they could also stimulate loan demand and provide some relief with regard to rising deposit funding cost. Finally, significantly lower charges such as to refill the deposit insurance fund following the regional bank turmoil in spring last year should support banking sector profitability going forward.

In 2024, the European Commission, European Parliament and the European member states are expected to focus on closing as many of the pending legislative files as possible, ahead of the elections of the European Parliament in June 2024 and the appointment of the new European Commission in October 2024. Files that are expected to be closed before the elections are the review of the European Markets Infrastructure framework (EMIR 3.0) and the Listings Act. Many other files will remain open for negotiations between Member States and the European Parliament, such as the Retail Investment Strategy, the digital euro, open finance, the review of the Payment Services framework, and the Benchmarks Regulation alongside a parallel extension of transition period for third-country benchmarks to December 2025.

In the U.S., most of the attention remains on the proposal from the U.S. agencies to implement the finalized Basel III framework. The proposal raises capital requirements for banks over U.S.$ 100 billion in assets and removes much of the differentiation among institutions’ requirements, those that are not U.S. Global Systemically Important Banks, based on size and complexity. Prudential regulators are also investigating potential changes to the liquidity requirements, in particular to address liquidity issues that arose during the March 2023 banking stress in the U.S.

Deutsche Bank
Earnings Report as of March 31, 2024

There are a number of risks to the bank’s global economic outlook. Geopolitical risks remain elevated in Ukraine and in the Middle East. The U.S. versus China strategic competition could possibly continue to intensify. The potential intensification of interdependencies between crisis hotspots could exacerbate the impact on the markets. In 2024, important elections will take place in many regions of the world, including the U.S. and the EU, and the news surrounding these could have the potential to move the markets, at least in the short term.

Deutsche Bank outlook

Deutsche Bank’s strategic and financial road map through 2025, referred to as the Global Hausbank strategy, outlines the bank’s 2025 financial targets and capital objectives. Deutsche Bank continues to execute the bank’s Global Hausbank strategy, which, if successfully implemented, could allow the bank to outperform its 2025 financial targets.

Deutsche Bank reaffirms the bank’s financial targets to be achieved by 2025 of a post-tax return on average tangible equity of above 10%, a compound annual growth rate of revenues between 2021 and 2025 of 5.5 to 6.5% and a cost/income ratio of below 62.5%. The bank also confirms its capital objectives of a CET1 capital ratio of around 13% and a payout ratio of 50% in respect of the financial year 2024 onwards.

In 2024, Deutsche Bank revenues are expected to be slightly higher compared to the prior year. Deutsche Bank expects revenues to be at around € 30 billion at Group level supported by the resilience and growth potential of its businesses and continued business momentum.

Corporate Bank expects revenues to be further supported by a comparably high level of interest rates and ongoing progress on its growth initiatives. However, revenues are expected to be slightly lower compared to the prior year, primarily reflecting a normalization of net interest margin, partly offset by higher non-interest sensitive revenues.

Corporate Treasury Services revenues are anticipated to be slightly lower due the normalization of rate pass-through in the Corporate Cash Management business, partially offset by fee growth in Trade Finance & Lending and in Corporate Cash Management. Institutional Client Services revenues are expected to be slightly lower driven by net interest income, while fee income remains essentially flat. In Business Banking, revenues are expected to be essentially flat compared to the prior year, supported by higher commission and fee income and stable net interest income.

Investment Bank revenues are expected to be higher in 2024 compared to the prior year, with the targeted investments made in both Fixed Income & Currencies and Origination & Advisory, combined with a continuation of the recovery in the origination and advisory market environment expected to drive improved performance.

Fixed Income & Currencies revenues are expected to be slightly higher compared to 2023. The Rates business plans to build on the successful developments made within the business but expects the normalization in market activity seen in the first quarter to continue in the remainder of the year. The Foreign Exchange business will look to maintain technology development, whilst developing the client franchise and build on robust first quarter results despite declining market volatility. The Global Emerging Markets business will continue the expansion of its onshore capabilities, including the development of Latin America and client workflow solutions globally. Credit Trading intends to further build on the strong start to the year and the turnaround in performance seen in flow since the start of 2023. The Financing business will continue to take a disciplined and selective approach to the deployment of resources.

Origination & Advisory revenues are expected to be significantly higher in 2024 compared to 2023, driven by a continuation of the industry recovery seen in the first quarter, along with the incremental impact of investments across the platform. Within Debt Origination, Leveraged Debt Capital Markets expect to build on their strong start to the year, as market conditions remain favorable for issuance, and an expected increase in M&A activity is expected to further drive demand for financing. In Investment Grade Debt, full year revenues are expected to be strong, with the business looking to capitalize on the significant volumes seen in the early part of the year, though a slowdown is expected given the acceleration of issuance into the first quarter. Equity Origination will continue to provide a competitive offering across products, whilst looking to benefit from a return of Initial Public Offerings, where the business has a specific focus. Advisory plans to build on the momentum of the targeted investments made in 2023, whilst benefiting from an expected increase in activity as the year progresses.

In 2024, the Private Bank expects net revenues to remain essentially flat compared to 2023. Growth in investment product revenues, supported by continued net inflows in assets under management, is expected to be partially offset by a decline in deposit revenues given a more competitive market environment.

Deutsche Bank
Earnings Report as of March 31, 2024

In Personal Banking, net revenues are expected to be essentially flat compared to 2023. Lending revenues are expected to decrease due to continued elevated interest rate environment and strategic adjustments to the retail lending portfolio, while investment products are expected to grow and deposit revenues to remain essentially flat.

In Wealth Management & Private Banking, net revenues are expected to be essentially flat year on year driven by increased investment product revenues reflecting continued business growth, partially offsetting the decline in deposit revenues, while lending revenues remain essentially flat.

Private Bank assumes continued inflows in assets under management in 2024 with corresponding volumes in assets under management expected to be higher compared to year-end 2023. The overall development of volumes though will highly depend on market parameters, including equity indices and foreign exchange rates.

Asset Management expects total net revenues to be higher for the full year 2024 compared to 2023. Management fees are expected to be slightly higher from increasing average assets under management. Performance and transaction fees are expected to be lower, and other revenues are expected to be significantly higher mainly driven by improved investment income and lower funding charges. Asset Management expects assets under management to be higher at the end of 2024 compared to 2023, with continued net inflows expected into growth areas like Passive including Xtrackers. Net flows should be further enhanced by strategic partnerships and product innovations.

Corporate & Other is expected to generate a larger pre-tax loss in 2024 compared to the prior year, primarily from the non-recurrence of litigation provision releases recorded in the fourth quarter of 2023. Results in Corporate & Other are expected to continue being impacted by valuation and timing differences on positions that are economically hedged, but do not meet hedge accounting requirements. Corporate & Other is expected to retain certain funding and liquidity impacts, which are expected to be around € 0.2 billion for full year 2024, and to also record the reversal of noncontrolling interests, primarily from DWS. Shareholder expenses are expected to be around € 0.6 billion for 2024.

Deutsche Bank is managing the Group’s cost base towards the 2025 cost/income ratio target. The bank remains highly focused on cost discipline and delivery of the initiatives underway and expects noninterest expenses as well as adjusted costs in 2024 to be essentially flat compared to 2023. The Group expects costs in 2024 to benefit from the bank’s investment in structural efficiency measures. These include the optimization of the Germany platform, the upgrade of technology architecture, the front-to-back redesign of processes and measures to increase infrastructure efficiency. These effects are expected to counterbalance continued inflationary headwinds and help fund selected investments in business growth and in the control environment. The bank aims to maintain a quarterly run-rate of adjusted costs of around € 5 billion in 2024 and aims to operate with total noninterest expenses of around € 20 billion in 2025.

Given the headwinds in the first quarter of 2024, the Group’s guidance for the full year 2024 provision for credit losses is expected to be at the higher end of the range of 25 to 30 basis points of average loans in light of the persistent macro-economic and geopolitical uncertainties. Deutsche Bank remains committed to stringent underwriting standards and a tight risk management framework. Further details on the calculation of expected credit losses are provided in the section “Risk information” of this report.

Common Equity Tier 1 ratio (CET 1 ratio) by year end 2024 is expected to remain essentially flat compared to 2023. The bank has received the majority of the regulatory decisions on internal credit and market risk models in 2023 with smaller ones expected in 2024. Deutsche Bank aims for a Common Equity Tier 1 capital ratio of 200 basis points above the maximum distributable amount (MDA) threshold at the end of 2024.

Deutsche Bank plans to increase both share repurchases and dividends by at least 50% year on year in 2024. The bank has received supervisory approval for a share repurchase of € 675 million, which it aims materially to complete in the first half of 2024, having completed € 450 million in share repurchases in 2023. Deutsche Bank has proposed a dividend in respect of the 2023 financial year of € 0.45 per share, or approximately € 900 million, up from € 0.30 per share for 2022, at the bank’s Annual General Meeting in May 2024. For the financial years 2024 and 2025, Deutsche Bank aims for cash dividends of € 0.68 and € 1.00 per share, respectively, subject to a 50% payout ratio limitation relative to net income attributable to Deutsche Bank shareholders. The bank has set a capital distribution goal of € 8 billion in respect of the financial years 2021-2025, paid in 2022-2026, and believes that it is positioned to exceed this objective based on the achievement of the bank’s financial targets.

Deutsche Bank
Earnings Report as of March 31, 2024

By the nature of the bank’s business, Deutsche Bank is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including in the United States. Such matters are subject to many uncertainties. While Deutsche Bank resolved a number of important litigation matters and made progress on others, the bank expects the litigation and enforcement environment to remain challenging. For 2024, and with a caveat that forecasting litigation charges is subject to many uncertainties, Deutsche Bank presently expects net litigation charges to exceed the levels experienced in 2023. For more details, please refer to “Provisions” of this report.

The Group’s aspirations are subject to various external and internal factors, some of which it cannot influence. Timely and successful achievement of Deutsche Bank’s strategic targets or aspirations, including containing costs at the expected run rate, may be adversely impacted by reduced revenue-generating capacities of some of the bank’s core businesses should downside risks crystallize. These risks include, but are not limited to, the future path of inflation and central bank’s policies on interest rates, the Israel-Hamas war and Russia’s war in Ukraine with both having escalation potential, an uncertain macroeconomic environment, broader geopolitical risks, cyber events, the ongoing headwinds posed by regulatory reforms and potential impacts on the bank’s legal and regulatory proceedings. Overall, these trends could continue to drive high levels of uncertainty and could result in fluctuations in the results of Deutsche Bank’s operations, strategic plans and financial targets. For a more detailed discussion of potential downside risks please refer to Risks in “Risks and opportunities” of this report.

Our financial targets and capital objectives are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Adjusted costs as well as Post-tax Return on Average Tangible Equity are non-GAAP financial measures. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Deutsche Bank
Earnings Report as of March 31, 2024

Risks and Opportunities

The following section focuses on future trends or events that may result in downside risk or upside potential from what Deutsche Bank has anticipated in its “Outlook”. The key focus in the three months ended March 31, 2024, remained inflation and the interest rate environment, developments in the CRE (Commercial Real Estate) sector, as well as heightened geopolitical risk. Overall, Deutsche Bank’s assessment of the risks and opportunities that its businesses are exposed to has not materially changed compared to the information presented in the Annual Report 2023.

The Group’s aspirations are subject to various external and internal factors, some of which it cannot influence. Timely and successful achievement of Deutsche Bank’s strategic targets or aspirations, including containing costs at the expected run rate, may be adversely impacted by reduced revenue-generating capacities of some of the bank’s core businesses should downside risks crystallize. These risks include, but are not limited to, the future path of inflation and central bank’s policies on interest rates, the Israel-Hamas war and Russia’s war in Ukraine with both having escalation potential, an uncertain macroeconomic environment, broader geopolitical risks, cyber events, the ongoing headwinds posed by regulatory reforms and potential impacts on the bank’s legal and regulatory proceedings.

Opportunities may arise if macroeconomic conditions, including the inflation outlook, improve beyond currently forecasted levels, leading to higher revenues and improving the Group’s ability to meet its financial targets. Currently, macro-financial forecasts feature a “soft landing” of most advanced economies, lower inflation rates and moderate easing of monetary policy by major central banks in 2024. At the same time, potentially higher inflation and interest rate levels and market volatility could lead to increased revenues from trading flows and higher net interest income and lending margins. Through times of volatility or uncertainty, Deutsche Bank could also benefit from helping clients risk manage their exposures. Focusing on and investing in Deutsche Bank’s areas of core strengths and the implementation of its strategy may create further opportunities if implemented to a greater extent or under more favorable conditions than currently anticipated.

Risks

Macroeconomic and market conditions

Headline and core inflation continue to decelerate towards central bank targets, albeit with progress slowing. Financial markets continue to anticipate rate cuts in 2024, at a somewhat slower pace than expected at the start of the year, which has supported easing of financial conditions via higher equity prices and tighter credit spreads. However, the path of monetary policy normalization remains uncertain with central banks – particularly in recent weeks the US Federal Reserve – indicating caution regarding rate cut expectations in 2024 in light of remaining inflation risks. This may lead to a reversal of the positive market trends seen overall in the first quarter.

CRE markets remain under stress from the impact of high interest rates and borrowing costs, tight lending conditions and economic headwinds, particularly in the U.S. office market with risks compounded by post-pandemic shifts in working patterns. This is leading to ongoing pressure on collateral values, particularly in the office sector, and may result in higher than expected provisions for credit losses, although recent evidence suggests that CRE property prices are stabilizing. Stress in the CRE sector has also given rise to market concerns on the impact to banks with larger concentrations, including selected U.S. regionals and specialized banks in Europe.

While Deutsche Bank’s credit portfolio quality remains overall sound and stable, the lagged effects of higher policy rates and inflation may lead to the emergence of unexpected losses across the bank’s wider credit portfolios. The German consumer finance portfolio also continues to see temporary effects caused by the operational backlog, and the bank has tightened credit lending standards to limit risk of structural deterioration.

U.S. economic data continues to point to a “soft landing” (or possibly a “no landing”) scenario, with the labor market and inflation pressures remaining somewhat stronger than anticipated. The Eurozone is also expected to avoid recession; however, economic growth is projected to recover only slowly in 2024, with Germany underperforming. China’s economy continues to lack momentum due to weak domestic demand and ongoing stress in the highly leveraged property sector.

Overall, either in isolation or in combination with other risk factors discussed in the Annual Report 2023, the aforementioned risks could lead to a deterioration in Deutsche Bank’s portfolio quality and higher than expected credit and market losses.

Deutsche Bank
Earnings Report as of March 31, 2024

Geopolitics

Key conflict areas remain in Ukraine and the risk of further escalation in the Middle East from the Israel-Hamas war. There are few signs that the war in Ukraine will be resolved in the near-term, and the potential for reduced U.S. military support for Ukraine post the election may embolden Russia and its allies to step up aggression leading to heightened uncertainty and business disruption. The situation in the Middle East continues to deteriorate since Iran launched direct attacks against Israel. While market reaction remains contained thus far, a further escalation could lead to negative impacts including higher oil prices and supply chain disruption which may in turn impact Deutsche Bank’s risk profile.

In addition, geoeconomic tensions between the U.S. and China remain elevated across a wide range of areas, including trade and technology-related issues, Hong Kong, Taiwan, human rights, and cybersecurity. Amidst the upcoming inauguration of Taiwan’s newly elected president, China continues to apply pressure on the island while also staking out its territorial claims in the South China Sea. Potential downside impacts from an escalation could substantially and adversely affect Deutsche Bank’s planned results of operations and financial targets.

The U.S. elections in November 2024 could increase economic and geopolitical uncertainty given that current opinion polls indicate a potentially close outcome which could usher in radically different trade and foreign policies. The EU is also holding elections for the European Parliament in June 2024 where populist parties could increase their share of the vote, potentially increasing political polarization and fragmentation in Europe.

Strategy

In 2023, labor market conditions normalized and as a result, employee turnover rates decreased significantly in all regions. In the first quarter of 2024, employee turnover rates continued to decrease in all regions except Germany. Inflationary pressures remain elevated and may lead to continued pressure on noninterest expenses and the ability of the Group to meet cost targets. In addition, the bank’s business in Germany may be adversely impacted by strike actions due to tariff negotiations, despite contingency plans in place.

Postbank IT migration

During the first three months of 2024, Deutsche Bank has essentially resolved the backlog in the client critical processes in scope of the BaFin order. New incoming client requests within these processes are also generally being processed within defined service levels. In the context of strike activities due to current tariff negotiations, delays might occur which the bank intends to resolve based on prioritized criticality.

In case the bank needs more time to process the outstanding inquiries, credit and operational costs could increase further and/or the bank’s reputation could be impacted and may result in loss of clients or business. This in turn could impact the bank’s future results.

Regulatory supervisory reforms, assessments and proceedings

In the U.S., the prudential regulators proposed a rule to implement the BCBS finalized Basel III framework. The proposal raises capital requirements for banks with over U.S. $ 100 billion in assets and removes much of the differentiation among institutions’ requirements. There is significant uncertainty regarding how many changes will be made in the final rule as well as in the timing of finalization, which should be provided during the course of 2024. Prudential regulators are also investigating potential changes to liquidity requirements, in particular to address liquidity issues that arose during the March 2023 banking stress in the U.S.

Regulators can also impose capital surcharges to address macroeconomic risks, through the use of macroprudential tools. These include CET1 buffer increases that could apply group-wide or only for local activities at national level or for specific types of exposures (e.g., credit). The use of these tools is governed by the applicable macroprudential framework in the EU or any other relevant jurisdiction and are typically decided by national macroprudential authorities. The application of such tools may impact the bank’s profitability, capital or liquidity base. This also includes the risk that Deutsche Bank will not be able to make desired cash distributions and share buybacks, subject to regulatory approval, shareholder authorization and meeting German corporate law requirements.

The SEC finalized a climate risk disclosure rule in March 2024, which has subsequently become the subject of several lawsuits and has been voluntarily stayed by the SEC. The SEC is likely to release final proposals over the course of 2024 regarding the Commission’s agenda that has included reporting and safeguarding advisory client assets. The SEC has finalized its disclosure framework around Cybersecurity Disclosures for Public Companies. These final rules require disclosure of registrants’ cybersecurity program and risk management practices.

Deutsche Bank
Earnings Report as of March 31, 2024

Compliance and Anti-Financial Crime

The bank has identified the need to strengthen its internal control environment and infrastructure. Moreover, reviews of several regulators focused on internal controls and the related infrastructure have led to requirements for the bank to remediate its AML and other control weaknesses. The bank has undertaken initiatives to accomplish this. While the overall goals of these regulators are broadly consistent and the general themes of deficiencies are similar, the applicable regulatory frameworks are not always consistent across the relevant jurisdictions. If the bank is unable to complete these initiatives within the envisaged timeframes, this may result in regulatory action that may include fines or penalties or limitations on the bank’s business, which could be material. This could lead to increased operational costs, decreased revenues and/or adverse impact to the bank’s reputation. This in turn could impact the bank’s future results.

Technology, Data and Innovation

Major technology transformations in the bank’s business and infrastructure areas are executed via dedicated initiatives. Project Unity aims at simplifying the bank’s IT environment through the decommissioning of the Postbank IT environment. Following the client data migration last year, as part of the upcoming decommissioning efforts, the calculation of credit loss allowances for former Postbank subsidiaries will be transferred to Deutsche Bank IT platforms. While a delay could impact the realization of synergies, including from cost savings, the transition may also impact the calculation of credit loss allowances.

The bank continues to monitor the global threat landscape for any emerging threats related to security of the bank’s operations and information and constantly adjusts the required mitigation measures. This includes identification of and response to incidents at third party vendors. Deutsche Bank closely monitors the threats introduced by security vulnerabilities, including related nation state actors’ activities. In addition, the bank’s security threat intelligence function also monitors relevant trends and developments like Artificial Intelligence or Quantum Computing and common attack scenarios, including, e.g., ransomware, denial of service and supply chain attacks.

Deutsche Bank’s regulators are actively engaged in ensuring the bank continues to mature its data management strategy to enhance the control environment. This is consistent with the bank’s wider technology and data strategy.

Opportunities

Macroeconomic and market conditions

Should economic conditions, such as GDP growth and competitive conditions in the financial services industry improve beyond currently forecasted levels, this could result in higher revenues. These impacts may only be partially offset by additional costs, therefore improving the Group’s ability to meet its financial targets.

Improved economic, inflation and interest rate dynamics may also support levels of economic and commercial activity, improving the environment for corporate and private client activity and thereby supporting the bank’s business volumes. These dynamics could also positively impact conditions on financial markets and the outlook for investors, creating opportunities for the bank’s trading and investment management activities. Additionally, these dynamics could positively impact the credit environment.

Geopolitics

While rising geopolitical risks create uncertainty which undermines the global growth outlook and leads to increased fragmentation of the business environment, Deutsche Bank could benefit from supporting clients to de-risk their supply chains and rebalance their global footprint if the fragmentation of the international trade order accelerates. Should geopolitical risk unexpectedly subside, the outlook for global growth could improve beyond the bank’s assumptions with positive implications for revenues and risk metrics.

Regulatory change

Recent recommendations to EU leaders outlining detailed ways to strengthen the EU single market for financial services will be supportive to the Group’s Global Hausbank Strategy. Such recommendations include but are not limited to: enhancements to EU market supervision; regulatory simplification; updates to the EU securitization frameworks; centralization of EU bond issuance; infrastructure investment with a clear focus on mobilizing private funds which will allow the bank to support the EU wider strategic objectives. Strengthening financial services in the EU single market could have a positive impact on Deutsche Bank’s businesses and further improve the bank’s ability to meet its financial targets.

Deutsche Bank
Earnings Report as of March 31, 2024

Risk information

Key risk metrics

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and its developments within the first three months of 2024. Disclosures according to Pillar 3 of the finalized Basel III framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, will be published in the Group’s separate Pillar 3 report.

The following selected key risk ratios and corresponding metrics form part of the bank’s holistic risk management across individual risk types. The Common Equity Tier 1 (CET1) ratio, Economic Capital Adequacy (ECA) ratio, Leverage ratio, Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR), Stressed Net Liquidity Position (sNLP) and Net Stable Funding Ratio (NSFR) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing and recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually. For additional details on the Group’s Regulatory Framework, information on key risk categories and on the management of its material risks, please refer to the Annual Report 2023 under the chapter “Risk report”.

Common Equity Tier 1 ratio
31.3.2024	13.4%
31.12.2023	13.7%

Economic capital adequacy ratio
31.3.2024	201%
31.12.2023	205%

Leverage ratio
31.3.2024	4.5%
31.12.2023	4.5%

Total loss absorbing capacity (TLAC)
31.3.2024 (Risk Weighted Asset based)	31.3%
31.3.2024 (Leverage Exposure based)	8.9%
31.12.2023 (Risk Weighted Asset based)	32.6%
31.12.2023 (Leverage Exposure based)	9.2%

Liquidity coverage ratio (LCR)
31.3.2024	136%
31.12.2023	140%

Total risk-weighted assets (RWA)
31.3.2024	€ 354.8 bn
31.12.2023	€ 349.7 bn

Total economic capital
31.3.2024	€ 23.4 bn
31.12.2023	€ 23.3 bn

Leverage exposure
31.3.2024	€ 1,254 bn
31.12.2023	€ 1,240 bn

Minimum requirement for own funds and eligible liabilities (MREL)
31.3.2024	34.8%
31.12.2023	35.2%

Stressed net liquidity position (sNLP)
31.3.2024	€ 54.9 bn
31.12.2023	€ 57.7 bn

Net Stable Funding Ratio (NSFR)
31.3.2024	123%
31.12.2023	121%

Deutsche Bank
Earnings Report as of March 31, 2024

Key risk themes

The following topic continued to be key to the Group’s risk focus in the current quarter.

Commercial Real Estate

Deutsche Bank’s key area of focus in first quarter 2024 remains inflation, which is slowly approaching central bank targets and markets scaling bank rate cut optimism as growth holds up. In addition, pressure on the CRE market remains particularly high in the U.S. office sector, although some signs of stabilization have been visible in the first quarter, however, interest rates continue to weigh on property values.

CRE markets continue to face headwinds due to the impacts of higher interest rates, decreasing market liquidity combined with tightened lending conditions, and structural changes in the office sector. The market stress has been more pronounced in the U.S. where property price indices show a more substantial decline of CRE asset values from recent peaks compared to Europe and APAC. Similarly, within the office segment, the market weakness is most evident in the U.S., reflected in subdued leasing activity and higher vacancy rates compared to Europe, however, market data indicated some stabilization in the first quarter. For example, a key index curve has flattened over the past four months, indicating property market values in the U.S. could be close to a trough. In Europe, where the adjustment process is lagging behind the U.S. there are also some signs of stabilization emerging.

In the current environment, the main risk for the portfolio remains refinancing and extension risk. CRE loans often have a significant portion of principal payable at maturity. Under current market conditions, borrowers may have difficulty obtaining a new loan to repay the maturing debt or related to the ability to fulfil, or meet, conditions to extend the loan. Deutsche Bank is closely monitoring the CRE portfolio for indications of such risks.

The Group continues to proactively work with borrowers to address upcoming maturities to establish terms for loan amendments and extensions (e.g., extensions of terms) which in many cases, are classified as forbearance triggering Stage 2 classification under IFRS 9 but are not always deemed modifications under IFRS. However, in certain cases, no agreement can be reached on loan extensions or loan amendments and the borrower’s inability to restructure or refinance leads to a default. This has resulted in higher Stage 3 ECL’s in 2023 compared to 2022, which continued into the first quarter of 2024. Overall, uncertainty remains with respect to future defaults and the timing of a recovery in the CRE markets.

The CRE portfolio consists of lending arrangements originated across various parts of the bank and client segments. The CRE portfolio under the Group’s CRE definition includes exposures reported under the Main Credit Exposure Categories by Industry Sectors for Real Estate Activities NACE and exposures reported under other NACE classifications including Financial and Insurance Activities.

Within the CRE portfolio, the Group differentiates between recourse and non-recourse financing. Recourse CRE financings typically have a lower inherent risk profile based on recourse to creditworthy entities or individuals, in addition to mortgage collateral. Recourse CRE exposures range from secured recourse lending for business or commercial properties to property companies, Wealth Management clients, as well as other private and corporate clients.

Non-recourse financings rely on sources of repayment that are typically limited to the cash flows generated by the financed property and the ability to refinance such loans may be constrained by the underlying property value and income stream generated by such property at the time of refinancing.

The entire CRE loan portfolio is subject to periodic stress testing under Deutsche Bank’s Group Wide Stress Test Framework. In addition, Deutsche Bank uses bespoke portfolio stress testing for certain sub-segments of the CRE loan portfolio to obtain a more comprehensive view of potential downside risks. For the year ending December 31, 2023, the Group performed a bespoke portfolio stress test on a subset of the non-recourse financing portfolio deemed higher risk based on its heightened sensitivity to current CRE market stress factors, including higher interest rates, declining collateral values and elevated refinancing risk due to loan structures with a high proportion of their outstanding principal balance payable at maturity.

As of March 31, 2024, the non-recourse portfolio subject to bespoke portfolio stress testing, also referred to as the higher risk CRE portfolio or the stress-tested CRE portfolio, amounted to € 31.4 billion of the € 38.5 billion non-recourse CRE portfolio, excluding sub-portfolios with less impacted risk drivers such as data centers and municipal social housing, which benefit from strong underlying demand fundamentals. The increase in the non-recourse CRE portfolio and stress-tested CRE portfolio since December 31, 2023, was € 0.3 billion and € 0.2 billion, respectively, and is mainly driven by FX effects.

Deutsche Bank
Earnings Report as of March 31, 2024

The following table provides an overview of the Group’s Real Estate Activities and other industry sectors (NACE) contributing to Deutsche Bank’s non-recourse and stress-tested CRE portfolio as of March 31, 2024, and December 31, 2023, respectively.

CRE portfolio

	March 31, 2024		Dec 31, 2023
in € m.	Gross Carrying Amount¹	Allowance for Credit Losses²	Gross Carrying Amount¹	Allowance for Credit Losses²
Real Estate Activities³	49,177	543	49,267	460
thereof: non-recourse	24,809	431	25,073	382
thereof: stress-tested portfolio	21,453	412	21,331	364
Other industry sectors³ non-recourse	13,664	246	13,119	225
thereof: stress-tested portfolio	9,967	134	9,879	114
Total non-recourse CRE portfolio	38,473	677	38,192	606
thereof: stress-tested portfolio	31,421	546	31,210	478

1Loans at amortized cost

2Allowance for credit losses do not include allowance for country risk

3Industry sector by NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) code

The following table shows the non-recourse CRE portfolio by IFRS 9 stages as well as provision for credit losses recorded as of March 31, 2024, and December 31, 2023.

Non-recourse CRE portfolio

	March 31, 2024	Dec 31, 2023
in € m.	Gross Carrying Amount¹	Gross Carrying Amount¹
Exposure by stages
Stage 1	25,814	27,325
Stage 2	9,404	7,661
Stage 3	3,255	3,206
Total	38,473	38,192

	Three months ended March 31, 2024	Twelve months ended Dec 31, 2023
Provision for Credit Losses²	145	445

1Loans at amortized cost

2Provision for Credit Losses do not include country risk provisions

The increase in Stage 2 and Stage 3 exposures is reflective of the development in CRE markets leading to increased loans added to the watchlist and forbearance measures as well as increasing defaults.

Deutsche Bank
Earnings Report as of March 31, 2024

The following table shows the stress-tested CRE portfolio by IFRS 9 stages, region, property type and average weighted loan to value (LTV) as well as provision for credit losses recorded as of March 31, 2024, and December 31, 2023, respectively.

Stress-tested CRE portfolio

	March 31, 2024	Dec 31, 2023
in € m.	Gross Carrying Amount¹	Gross Carrying Amount¹
Exposure by stages
Stage 1	20,249	21,568
Stage 2	8,338	6,889
Stage 3	2,833	2,753
Total	31,421	31,210

thereof:
North America	56%	56%
Western Europe (including Germany)	37%[2]	36%[2]
Asia/Pacific	6%	7%

thereof: offices	42%	42%
North America	23%	23%
Western Europe (including Germany)	16%[3]	17%[3]
Asia/Pacific	2%	2%
thereof: residential	14%	14%
thereof: hospitality	10%	10%
thereof: retail	9%	9%

Weighted average LTV, in %
Investment Bank	66%	66%
Corporate Bank	54%	53%
Other Business	68%	68%

	Three months ended March 31, 2024	Twelve months ended Dec 31, 2023
Provision for Credit Losses[4]	146	388
thereof: North America	121	298

1Loans at amortized cost

2Germany accounts for ca 7% of the total stress-tested CRE portfolio

3Office loans in Germany account for 4% of total office loans in the stress-tested CRE portfolio

4Provision for Credit Losses do not include country risk provisions

The average LTV in the U.S. office loan segment was 81% as of March 31, 2024, unchanged versus 81% as of December 31, 2023. LTV calculations are based on latest externally appraised values which are additionally subject to regular interim internal adjustments. While the Group is updating CRE collateral values where applicable, such values and their underlying assumptions are subject to a higher degree of fluctuation and uncertainty in the current environment of heightened market volatility and reduced market liquidity. A continuation of the current stressed market conditions could have a further adverse impact on commercial real estate property values and LTV ratios.

Stage classification and provisioning levels are primarily based on the Group’s assessment of a borrower’s ability to generate recurring cash flows, its ability to obtain refinancing at the loan’s maturity, and an assessment of the financed property’s collateral value. Deutsche Bank actively monitors these factors for potential signs of deterioration to ensure timely adjustment of the borrower’s loan classifications. When a loan is deemed to be impaired, the Group calculates required credit loss provisions using multiple potential scenarios for loan resolution, weighted by their expected probabilities and taking into account information available at that point. Such assessments are inherently subjective with respect to scenario weightings and subject to various assumptions, including future cash flows generated by a property and potential property liquidation proceeds. These assumptions are subject to uncertainties which are exacerbated in the current volatile market environment such that deviating developments to initial assumptions could have a material future impact on calculated provisions. Additional uncertainty exists within the office sector due to the uncertain long-term impact of remote working arrangements on demand for office space.

Given the near-term outlook for interest rates, the Group expects stressed market conditions to continue in 2024 which could result in further deterioration of asset quality and higher credit loss provisions, which is reflected in the communicated guidance on credit loss provisions for 2024.

Deutsche Bank
Earnings Report as of March 31, 2024

Since the onset of the CRE market deterioration, the Group aims to assess the downside risk of additional credit losses in its higher risk non-recourse portfolio through a temporary bespoke stress testing focused on stressing property values as main driver of loss severity. Stressed values are derived by applying an observed peak-to-trough market index decline (a commercial property value market index to the appraised values) plus an additional haircut, differentiated by property type and region. Implying a liquidation scenario, the stress analysis assumes a loss to occur on a loan when the stressed property value is less than the outstanding loan balance, i.e., the stress LTV beyond 100%.

Based on the stress test assumptions and utilizing the stress-tested CRE portfolio of € 31.2 billion as of December 31, 2023, as a starting point, the stress scenario could result in approximately € 1.1 billion of credit losses over multiple years based on the respective maturity profile. The stress loss is reported gross of allowance.

The CRE market showed some signs of stabilization in the first quarter of 2024, with the key index curve flattening over the past 4 months, indicating property market values in the U.S. could be close to a trough as well as some signs of stabilization in Europe emerging, however key stress test inputs remained mostly unchanged. As such, the stress loss would not change materially and the bank believes that the aforementioned stress test results of approximately € 1.1 billion as of December 31, 2023, still represent a good proxy for potential downside risk as of March 31, 2024. Considering allowance for credit losses of € 0.5 billion already in place as of March 31, 2024, potential incremental net provisions could result in € 0.6 billion over multiple years.

The bespoke stress test has numerous limitations, including but not limited to lack of differentiation based on individual asset performance, specific location or asset desirability, all of which could have a material impact on potential stress losses. Furthermore, calculated stress losses are sensitive to potential further deterioration of peak-to-trough index values and assumptions about incremental haircuts, incremental stress loss can therefore change going forward. Changes in underlying assumptions could lead to a wider range of stress results and hence the Group's bespoke stress approach is one of multiple scenarios. As such, the stress loss could exceed the current ECL estimate but based on currently available information, Deutsche Bank believes that the ECL estimate related to the Group’s CRE portfolio is within a reasonable range and thus represents the bank’s best estimate. However, the Group remains highly selective around new business, focusing on more resilient property types such as industrial or logistics.

Risk-weighted assets

Risk-weighted assets by risk type and business segment

	Mar 31, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit risk	63,223	98,478	80,907	13,473	16,941	273,023
Settlement risk	0	0	0	0	15	15
Credit valuation adjustment (CVA)	31	4,659	41	0	547	5,278
Market risk	528	16,288	38	28	2,583	19,465
Operational risk	8,075	17,186	14,648	4,643	12,497	57,049
Total	71,857	136,612	95,634	18,144	32,583	354,830

	Dec 31, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit risk	63,156	94,246	78,422	11,652	18,314	265,789
Settlement risk	0	1	13	0	0	14
Credit valuation adjustment (CVA)	82	4,654	110	0	429	5,276
Market risk	181	19,019	22	28	2,260	21,510
Operational risk	5,568	21,611	7,659	3,475	18,839	57,153
Total	68,987	139,532	86,226	15,155	39,842	349,742

RWA of Deutsche Bank were € 354.8 billion as of March 31, 2024, compared to € 349.7 billion at the end of 2023. The increase of € 5.1 billion was driven by credit risk RWA and partially offset by market risk RWA. The increase in credit risk RWA by € 7.2 billion was primarily driven by business growth, higher equity shares in guaranteed funds, foreign exchange movements and model related changes. This was partially offset by a RWA decrease due to optimization initiatives especially within the Corporate Bank. The reduction in market risk RWA by € 2.0 billion was primarily driven by risk reductions in the form of exposure changes which led to a decrease in the Stressed-Value-at-Risk component. Deutsche Bank´s operational risk RWA remained stable since December 31, 2023, with significant movements between the business segments, which are driven by a revised allocation methodology.

Deutsche Bank
Earnings Report as of March 31, 2024

CET1 capital reconciliation to shareholders equity

in € m.	Mar 31, 2024	Dec 31, 2023
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	66,674	65,999
Difference between equity per IASB IFRS / EU IFRS³	(1,169)	(1,513)
Total shareholders’ equity per accounting balance sheet (EU IFRS)	65,505	64,486
Deconsolidation/Consolidation of entities	(30)	(35)
Of which:
Additional paid-in capital	0	0
Retained earnings	(30)	(35)
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders’ equity per regulatory balance sheet	65,475	64,451
Minority Interests (amount allowed in consolidated CET1)	986	973
AT1 coupon and shareholder distribution deduction[1]	(2,063)	(1,279)
Capital instruments not eligible under CET1 as per CRR 28(1)	(38)	(21)
Common Equity Tier 1 (CET1) capital before regulatory adjustments	64,361	64,124
Prudential filters	(1,600)	(1,853)
Of which:
Additional value adjustments	(1,688)	(1,727)
Any increase in equity that results from securitized assets	(0)	(0)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	87	(126)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	0
Regulatory adjustments	(15,089)	(14,205)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,104)	(5,014)
Deferred tax assets that rely on future profitability	(4,014)	(4,207)
Negative amounts resulting from the calculation of expected loss amounts	(2,810)	(2,386)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,007)	(920)
Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other²	(2,154)	(1,679)
Common Equity Tier 1 capital	47,672	48,066

1Interim profits are recognized subject to approval as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current years deductions include AT1 coupons of € 0.1 billion, dividend deduction of € 0.3 billion & foreseeable share buybacks of € 0.3 billion.

2Includes capital deductions of 1.4 billion (December 2023: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (December 2023: € 0.3 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures, € 0.5 billion (December 2023: € 0 billion) of remaining share buyback approved by ECB

As of March 31, 2024, Deutsche Bank´s CET1 capital ratio decreased to 13.4% compared to 13.7% as of December 31, 2023. The decrease of 31 basis points is mainly driven by lower CET1 capital and includes the impact from increased RWA as outlined in the previous section.

CET1 capital decreased by € 0.4 billion compared to December 31, 2023, due to € 0.5 billion remaining share buybacks (out of € 675 million) approved by ECB in January 2024 and to be completed by July 23, 2024. Further Deutsche Bank deduct € 0.6 billion regulatory deductions for intended future shareholder distributions relating to the Group’s 50% payout ratio policy in respect of financial year 2024 and € 0.1 billion AT1 coupon payments in line with ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET1 capital in accordance with Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). Additionally, the expected loss shortfall deduction increased by € 0.4 billion. These negative impacts on CET1 capital were partly offset by increased shareholders’ equity of € 1.0 billion reflecting € 1.4 billion net income in the quarter and € 0.3 billion capital accretion due to foreign exchange movements, partly offset by € 0.4 billion reductions due to the equity compensation, € 0.2 billion increase in unrealized gains & losses and € 0.2 billion of completed share buyback, as mentioned above. An additional offset of these negative impacts on CET 1 capital results from € 0.2 billion lower deferred tax asset deduction.

Deutsche Bank
Earnings Report as of March 31, 2024

Economic capital adequacy ratio and economic capital

The economic capital adequacy ratio was 201% as of March 31, 2024, compared to 205% as of December 31, 2023. The decline was driven by the decrease in economic capital supply and an increase in economic capital demand.

The economic capital supply amounted to € 47.0 billion as of March 31, 2024, compared to € 47.6 billion as of December 31, 2023. The decrease of € 0.6 billion was primarily driven by the € 0.7 billion share buyback program, € 0.6 billion deductions for future shareholder distributions relating to the Group’s 50% payout ratio and € 0.1 billion AT1 coupon payments, a € 0.4 billion higher capital deduction from expected loss shortfall and a decrease of € 0.4 billion from equity compensation. These decreases were partly offset by a positive net income of € 1.4 billion and € 0.1 billion from lower capital deductions for IFRS deferred tax assets excluding temporary differences.

The economic capital demand amounted to € 23.4 billion as of March 31, 2024, compared to € 23.3 billion as of December 31, 2023. The increase of € 0.1 billion was mainly driven by an increase in market risk which was partly offset by a decrease in credit risk and a higher diversification benefit across risk types.

The economic capital demand for market risk increased by € 0.4 billion primarily driven by new share awards for a share based compensation plan, the capital injection in Deutsche Bank New York branch and increased trading inventory in Investment Bank. The economic capital demand for credit risk decreased by € 0.2 billion, mainly due to favorable counterparty rating developments. The inter-risk diversification benefit across credit, market, operational and strategic risk increased by € 0.1 billion due to changes in underlying risk type profile.

Leverage ratio and leverage exposure

A minimum leverage ratio requirement of 3% was introduced effective June 28, 2021. Starting with January 1, 2023, an additional leverage ratio buffer requirement of 50% of the applicable G-SII buffer rate applies. This additional requirement equals 0.75% for Deutsche Bank. Furthermore, the European Central Bank has set a Pillar 2 requirement for the leverage ratio for the first time; effective January 1, 2024, this requirement is 0.10%.

As of March 31, 2024, Deutsche Bank’s leverage ratio was 4.5%, unchanged compared December 31, 2023. This takes into account a Tier 1 capital of € 56.1 billion over an applicable exposure measure of € 1,253.8 billion as of March 31, 2024 (€ 56.4 billion and € 1,240.3 billion as of December 31, 2023, respectively).

In the first quarter of 2024 the leverage exposure increased by € 13.5 billion to € 1,253.8 billion, largely driven by leverage exposure for SFT-related items (securities purchased under resale agreements and securities borrowed) which increased by € 15.4 billion, largely in line with the development on the balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report). In addition, off-balance sheet leverage exposures increased by € 4.8 billion corresponding to higher notional amounts for irrevocable lending commitments and financial guarantees. Furthermore, the leverage exposure related to derivatives increased by € 4.7 billion. These increases were partly offset by the leverage exposure for the asset items not related to derivatives and secured financing transactions (SFTs) which decreased by € 11.0 billion. This largely reflects the development of the balance sheet: decreases in cash and central bank/interbank balances by € 28.3 billion were partly offset by increases in non-derivative trading assets by € 10.9 billion, pending settlements by € 2.5 billion on a net basis (€ 41.1 billion on a gross basis from seasonally low year-end levels) and in loans by € 2.1 billion; remaining asset items not outlined separately increased by € 1.8 billion.

The increase in leverage exposure in the first quarter of 2024 included a positive foreign exchange impact of € 9.6 billion, mainly due to the strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.

Deutsche Bank
Earnings Report as of March 31, 2024

Minimum Requirement of Own Funds and Eligible Liabilities (“MREL”) and Total Loss Absorbing Capacity (“TLAC”)

MREL and TLAC

in € m. (unless stated otherwise)	Mar 31, 2024	Dec 31, 2023
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET1)	47,672	48,066
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	8,378	8,328
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	8,594	8,610
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	1,689	2,478
Tier 2 (T2) capital instruments eligible under TLAC/MREL	10,284	11,088
Total regulatory capital elements of TLAC/MREL	66,334	67,483

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	44,745	46,624
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	–	–
Total Loss Absorbing Capacity (TLAC)	111,079	114,106
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	111,079	114,106
Senior preferred plain vanilla	8,327	5,538
Senior preferred structured products	4,077	3,609
Available Minimum Own Funds and Eligible Liabilities (MREL)	123,483	123,253

Risk Weighted Assets (RWA)	354,830	349,742
Leverage Ratio Exposure (LRE)	1,253,772	1,240,318

TLAC ratio
TLAC ratio (as percentage of RWA)	31.30	32.63
TLAC requirement (as percentage of RWA)	23.15	23.14
TLAC ratio (as percentage of Leverage Exposure)	8.86	9.20
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.75
TLAC surplus over RWA requirement	28,929	33,167
TLAC surplus over LRE requirement	26,449	30,385

MREL subordination
MREL subordination ratio¹	31.30	32.63
MREL subordination requirement¹	24.69	24.68
Surplus over MREL subordination requirement	23,464	27,781

MREL ratio
MREL ratio¹	34.80	35.24
MREL requirement¹	30.36	30.35
MREL surplus over requirement	15,749	17,098

1As percentage of RWA (requirement including the combined buffer requirement)

MREL ratio development

As of March 31, 2024, available MREL were € 123.5 billion, corresponding to a ratio of 34.80% of RWA. This means that Deutsche Bank has a surplus of € 15.7 billion above the Group’s MREL requirement of € 107.7 billion (i.e., 30.36% of RWA including combined buffer requirement). € 111.1 billion of the Group’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 31.30% of RWA, a buffer of € 23.5 billion over the Group’s subordination requirement of € 87.6 billion (i.e., 24.69% of RWA including combined buffer requirement). Compared to December 31, 2023, available MREL stayed almost flat while subordinated MREL slightly decreased as quarterly issuances of senior-preferred liabilities were higher than maturities while new issuances in senior non-preferred liabilities did not overcompensate maturities and calls.

TLAC ratio development

As of March 31, 2024, TLAC was € 111.1 billion and the corresponding TLAC ratios were 31.30% of RWA and 8.86% of LRE. This means that Deutsche Bank has a TLAC surplus of € 26.4 billion over its TLAC requirement of € 84.6 billion (6.75% of LRE).

Deutsche Bank
Earnings Report as of March 31, 2024

Liquidity Coverage Ratio

The Group’s Liquidity Coverage Ratio was 136% as of March31, 2024, or € 58billion of excess over the regulatory minimum of 100%. This compares to 140% as of December 31, 2023, or € 62billion of excess liquidity. The decrease was primarily on account of TLTRO repayments and methodology changes partially offset by increased deposits and new issuances.

Stressed Net Liquidity Position

The Group’s internal stressed Net Liquidity Position decreased to € 55billion as of March 31, 2024, from € 58billion as of December31, 2023. The decrease was primarily on account of TLTRO repayments and methodology changes partially offset by increased deposits and new issuances.

Net Stable Funding Ratio

The Group’s Net Stable Funding Ratio (NSFR) as of March 31, 2024, was 123% or a surplus of €112 billion over the regulatory minimum of 100%. This compares to 121% or a surplus of €107billion over the regulatory minimum of 100% as of December31, 2023.

IFRS 9 Impairment

Model overview

During the first quarter of 2024, Deutsche Bank continued to apply the same IFRS 9 impairment model and methodologies, key assumptions and risk management activities as disclosed in the Annual Report 2023. As outlined in that report, the Group leverages existing models used for the determination of capital demand under the Basel Internal Ratings Based Approach and internal risk management practices to calculate the bank’s expected credit losses (ECL). Model validations and other model refinements conducted in the future may lead to further ECL impacts which cannot be reliably estimated at this point in time.

The section below focuses on the latest developments and uncertainties in the first quarter of 2024 and their consideration in ECL calculation, along with the bank’s ongoing credit risk management activities and governance framework. These activities include, but are not limited to, regular emerging risk reviews as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations. The Group also considers each reporting period if there are any potential model imprecisions or uncertainties not included in the model that require an overlay. Lastly, the Group presents a sensitivity analysis for one of the key inputs into the IFRS 9 model (i.e., forward looking macroeconomic variables).

Deutsche Bank
Earnings Report as of March 31, 2024

Forward-looking information

The tables below contain the macroeconomic variables (MEV’s) included in the application of forward-looking information in the IFRS 9 model as of March 31, 2024, and as of December 31, 2023. At each reporting date, the consensus data included the latest macroeconomic developments, and no overlays were required.

Macroeconomic variables applied

	as of March 2024¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	2,072.42	2,170.38
Commodity - WTI	78.22	73.96
Credit - CDX Emerging Markets	204.57	212.41
Credit - CDX High Yield	403.96	432.72
Credit - CDX IG	62.06	64.88
Credit - High Yield Index	4.01%	4.25%
Credit - ITX Europe 125	59.26	61.17
Equity - MSCI Asia	1,338	1,338
Equity - Nikkei	37,636	37,220
Equity - S&P500	5,018	5,063
GDP - Developing Asia	4.75%	4.44%
GDP - Emerging Markets	4.04%	3.98%
GDP - Eurozone	0.28%	1.31%
GDP - Germany	0.02%	1.17%
GDP - Italy	0.63%	1.02%
GDP - USA	2.33%	1.73%
Real Estate Prices - US CRE Index	319.13	305.41
Unemployment - Eurozone	6.69%	6.66%
Unemployment - Germany	3.17%	3.17%
Unemployment - Italy	7.56%	7.59%
Unemployment - Japan	2.48%	2.40%
Unemployment - Spain	11.61%	11.33%
Unemployment - USA	4.00%	4.14%

1MEV as of March 18, 2024

2Year 1 equals first quarter of 2024 to fourth quarter of 2024, Year 2 equals first quarter of 2025 to fourth quarter of 2025

	as of December 2023¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1,957.34	1,958.16
Commodity - WTI	82.52	83.56
Credit - CDX Emerging Markets	195.16	192.83
Credit - CDX High Yield	451.57	466.4
Credit - CDX IG	70.04	72.12
Credit - High Yield Index	4.05%	4.19%
Credit - ITX Europe 125	73.09	72.21
Equity - MSCI Asia	1,293	1,297
Equity - Nikkei	33,188	34,051
Equity - S&P500	4,514	4,621
GDP - Developing Asia	4.94%	4.37%
GDP - Emerging Markets	4.08%	4.01%
GDP - Eurozone	0.13%	1.08%
GDP - Germany	0.12%	1.30%
GDP - Italy	0.33%	1.03%
GDP - USA	1.75%	1.31%
Real Estate Prices - US CRE Index	353.41	347.99
Unemployment - Eurozone	6.67%	6.64%
Unemployment - Germany	3.12%	3.13%
Unemployment - Italy	7.75%	7.68%
Unemployment - Japan	2.58%	2.42%
Unemployment - Spain	11.96%	11.67%
Unemployment - USA	4.19%	4.40%

1MEV as of December 6, 2023, which barely changed until December 29, 2023

2Year 1 equals fourth quarter of 2023 to third quarter of 2024, Year 2 equals fourth quarter of 2024 to third quarter of 2025

Deutsche Bank
Earnings Report as of March 31, 2024

Overlays applied to the IFRS 9 model output

The Group regularly reviews the IFRS 9 methodology and processes, key inputs into the ECL calculation and discusses upcoming model changes, potential model imprecisions or other estimation uncertainties, for example in the macroeconomic environment to determine if any material overlays are required.

As of March 31, 2024, the Group recorded management overlays amounting to € 89 million versus € 84 million for year end 2023 (which led at both reporting dates to an increase of Allowance for Credit Losses), mainly in relation to envisaged ECL model changes planned for implementation in the second quarter of 2024.

In assessing whether the Group requires any additional overlays, it regularly reviews for evolving or emerging risks, especially in the current geopolitical environment. These measures include client surveys and interviews, along with analysis of portfolios across businesses, regions and sectors. In addition, the Group regularly reviews and validates key model inputs and assumptions (including those in feeder models) and ensures where expert judgement is applied, it is in line with the Group’s risk management framework. As of March 31, 2024, the Group did not identify any model weaknesses that would require an additional overlay, except for the estimatable ECL model related changes, for which overlays have been recorded. Any potential impacts from ongoing validations and model refinements in the future periods will be recorded once the amounts are estimatable.

Model sensitivity

The Group has identified three key model assumptions included in the IFRS 9 model. These include forward looking macroeconomic variables, the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2, and the LGD setting on homogenous portfolios in Stage 3. Below the bank provides sensitivity analysis on the potential impact if these key assumptions applied in the ECL model were to deviate from the bank’s base case expectations. The sensitivity of the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2 and the LGD setting on homogenous portfolios in Stage 3 have not materially changed versus amounts disclosed in the Annual Report 2023.

Macroeconomic Variables

The sensitivity of the ECL model with respect to potential changes in projections for key MEVs is shown in the table below, which provides ECL impacts for Stages 1 and 2 from downward and upward shifts applied separately to each group of MEVs as of March 31, 2024, and December 31, 2023. The magnitude of the shifts is selected in the range of one standard deviation, which is a statistical measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:

  – GDP growth rates: includes U.S., Eurozone, Germany, Italy, Developing Asia, Emerging Markets
  – Unemployment rates: includes U.S., Eurozone, Germany, Italy, Japan, Spain
  – Equities: S&P500, Nikkei, MSCI Asia
  – Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
  – Real Estate: Commercial Real Estate Price Index
  – Commodities: WTI oil price, Gold price

Although interest rates and inflation are not separately included in the MEVs above, the economic impact of these risks is reflected in other macroeconomic variables, such as GDP growth rates, unemployment, equities and credit spreads as higher rates and inflation would filter through these forecasts and be included in the ECL model and sensitivity analysis below.

In addition, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlation between different MEV groups or the impact of management overlays is not taken into consideration). ECLs for Stage 3 are not affected and not reflected in the following tables as its calculation is independent of the macroeconomic scenarios.

The sensitivity impact is slightly lower as of March 31, 2024, compared to December 31, 2023, due to portfolio changes and minor improvements of base MEV projections which the analyses were based on.

Deutsche Bank
Earnings Report as of March 31, 2024

IFRS 9 – Sensitivities of Forward-Looking Information applied on Stage 1 and Stage 2 – Group Level

	Mar 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(82.1)	(1)pp	88.4
Unemployment rates	(0.5)pp	(41.8)	0.5pp	44.8
Real estate prices	5%	(5.8)	(5)%	6.1
Equities	10%	(8.8)	(10)%	11.1
Credit spreads	(40)%	(19.5)	40%	19.5
Commodities¹	10%	(11.1)	(10)%	9.5

1The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign

	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(80.4)	(1)pp	88.9
Unemployment rates	(0.5)pp	(43.1)	0.5pp	45.9
Real estate prices	5%	(5.9)	(5)%	6.2
Equities	10%	(9.0)	(10)%	12.2
Credit spreads	(40)%	(20.5)	40%	22.8
Commodities¹	10%	(8.5)	(10)%	9.2

1The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign

IFRS 9 Expected Credit Losses

Provision for credit losses was € 439 million in the first quarter of 2024, up from € 372 million in the first quarter of 2023. The increase was mainly driven by stage 3 provisions, which increased to € 471 million in the first quarter 2024 compared € 397 million in the first quarter of 2023. This increase was mainly driven by the Private Bank and the Investment Bank, the latter largely affected by the continued market situation for Commercial Real Estate. For further details relating to the stressed market for Commercial Real Estate, please also refer to the Key risk themes section of this report. The development of Stage 1 and Stage 2 provisions remained fairly stable year over year with € 32 million releases in the first quarter 2024 compared to € 26 million in the first quarter 2023.

Compared to the fourth quarter 2023 provision for credit losses decreased by € 49 million, which was largely driven by Stage 1 and Stage 2 provisions which changed from a € 30 million increase in the fourth quarter 2023 to a € 32 million release in the first quarter 2024, whilst stage 3 provisions slightly increased by € 14 million. The reduction in stage 1 and 2 was driven by slightly improved macroeconomic parameters and to a lesser extent by a model recalibration in the first quarter 2024 whilst the previous quarter was negatively affected by a model related overlay.

Overall Assessment of ECL’s

To ensure that Deutsche Bank’s ECL model accounted for the uncertainties in the macroeconomic environment throughout the first quarter 2024, the Group continued to review emerging risks, assessed potential baseline and downside impacts and required actions to manage the bank’s credit strategy and risk appetite. The outcome of these reviews concluded that the bank adequately provisioned for its ECL as of March 31, 2024, and December 31, 2023.

Results from the above reviews and development of key portfolio indicators are regularly discussed at Credit Risk and Management Fora and the Group Risk Committee. Where necessary, actions and measures are taken to mitigate the risks. Client ratings are regularly reviewed to reflect the latest macroeconomic developments and where potentially significant risks are identified clients are moved to the watchlist (Stage 2), forbearance measures may be negotiated, and credit limits and collateralization are reviewed. Overall, the Group believes that based on its day-to-day risk management activities and regular reviews of emerging risks it has adequately provided for its ECL.

Deutsche Bank
Earnings Report as of March 31, 2024

Asset quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following table provides an overview of the exposure amount and allowance for credit losses by class of financial instrument broken down into stages as per IFRS 9 requirements.

Overview of financial instruments subject to impairment

	Mar 31, 2024					Dec 31, 2023
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	662,843	55,840	14,010	796	733,489	692,091	55,704	12,799	806	761,400
of which: Loans	418,739	52,628	13,791	795	485,953	418,311	52,834	12,576	806	484,527
Allowance for credit losses²	432	690	4,181	197	5,501	447	680	3,960	198	5,285
of which: Loans	413	682	4,097	197	5,390	424	673	3,874	198	5,170

Fair value through OCI
Fair value	37,068	923	99	0	38,091	34,424	1,076	46	0	35,546
Allowance for credit losses	11	6	26	0	43	13	13	22	0	48

Off-balance sheet positions
Notional amount	303,987	19,025	1,967	2	324,981	292,747	23,778	2,282	8	318,814
Allowance for credit losses³	104	84	159	0	346	117	88	187	0	393

1Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets

2Allowance for credit losses do not include allowance for country risk amounting to € 7 million as of March 31, 2024 and € 4 million as of December 31, 2023

3Allowance for credit losses do not include allowance for country risk amounting to € 8 million as of March 31, 2024 and € 9 million as of December 31, 2023

Impact on goodwill and other intangible assets from geopolitical events

Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on the cash-generating unit (CGU) level. Definite life intangible assets are generally tested on CGU level as they do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.

As of March 31, 2024, an analysis was performed to evaluate if an impairment loss needed to be recognized for the Group’s goodwill allocated to the Asset Management CGU or the indefinite life intangible asset related to Asset Management’s retail investment management agreements (shown under unamortized intangible assets). As a result of the analysis, neither the goodwill nor the retail investment management agreement intangible asset was impaired.

Deutsche Bank
Earnings Report as of March 31, 2024

Additional information

Management and Supervisory Board

Management Board

There were no changes in the Management Board.

Supervisory Board

Florian Haggenmiller was appointed as a new member of the Supervisory Board by the court on January 16, 2024. He succeeded Birgit Laumen, who resigned from her Supervisory Board mandate with effect from January 12, 2024.

Events after the reporting period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Deutsche Bank
Earnings Report as of March 31, 2024

Basis of preparation/impact of changes in accounting principles

This Earnings Report of Deutsche Bank Aktiengesellschaft, Taunusanlage 12, Frankfurt am Main, Germany and its subsidiaries (collectively the “Group” or “Deutsche Bank”) for the three-month period ended March 31, 2024, is stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its Earnings Report in accordance with IFRS as endorsed by the EU. For purposes of the Group’s Earnings Report prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39 fair value macro hedge accounting may be applied to core deposits. In addition, the EU carve out version of IAS 39 hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount, then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. The EU carve out version of IAS 39 also removes the prohibition on identifying a benchmark risk component in a financial instrument priced at sub–benchmark. This may arise when financial instruments carry a negative spread such that the identified non–contractually specified risk component is larger than the interest carry on the contract itself.

The application of the EU carve out version of IAS 39 had a positive impact of € 403 million on profit before tax and of € 287 million on profit after tax for the three-month period ended March 31, 2024, compared to a negative impact of € 97 million on profit before taxes and of € 70 million on profit post taxes for the three-month period ended March 31, 2023. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. As of March 31, 2024, the application of the EU carve-out had a negative impact on the CET1 capital ratio of about 33 basis points compared to a positive impact of about 2 basis points as of March 31, 2023.

The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of March 31, 2024, the related consolidated statements of income and comprehensive income for the three-month period ended March 31, 2024, as well as other information.

The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for the year ended December 31, 2023, for which the same accounting policies, critical accounting estimates and changes in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.

The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to potential impacts from the rise in inflation and resulting increases in interest rates since the start of the war in Ukraine, and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Exposures to Russia and the impact on allowance for credit losses

As of January 1, 2024, the Group discontinued its disclosure relating to exposures to Russia and the impact on allowance for credit losses as a result of the war in Ukraine. The Group continues to monitor its risks related to Russia as part of its regular risk management activities and enhanced governance oversight in place.

High Quality Liquid Assets

Since the beginning of the fourth quarter 2023, High Quality Liquid Assets (HQLA, as defined in the Commission Delegated Regulation (EU) 2015/61) is a key limit per the Group’s liquidity risk appetite, replacing the previously reported Liquidity Reserve. HQLA comprise available cash and cash equivalents and unencumbered high quality liquid securities (including government and government guaranteed bonds), representing the most readily available and most important countermeasure in a stress event. Accordingly, the Group discontinued the disclosure of Liquidity Reserves from 2024 onwards.

Deutsche Bank
Earnings Report as of March 31, 2024

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group, and which have been newly applied in the first three months of 2024.

IFRS 16 “Leases”

On January 1, 2024, the Group adopted amendments to IFRS 16 “Leases” that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the IFRS 15 requirements to be accounted for as a sale. The amendment did not have a material impact on the Group’s interim consolidated financial statements.

IAS 1 “Presentation of Financial Statements”

On January 1, 2024, the Group adopted amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. The amendments also clarify that the classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. They did not have a material impact on the Group’s interim consolidated financial statements.

On January 1, 2024, the Group adopted a further amendment to IAS 1 that modifies the requirements described above on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Accordingly, it clarifies that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. The amendments did not have a material impact on the Group’s interim consolidated financial statements.

New accounting pronouncements

The following accounting pronouncements were not effective as of March 31, 2024, and therefore have not been applied in the first three months of 2024.

IAS 21 “The Effects of Changes in Foreign Exchange Rates”

In August 2023, the IASB issued “Lack of Exchangeability (Amendments to IAS 21)” that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. It also requires the disclosure of additional information when a currency is not exchangeable. The amendments are effective for annual periods beginning on or after January 1, 2025, with early adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

IFRS 18 “Presentation and Disclosures in Financial Statements”

In April 2024, the IASB issued the new standard IFRS 18 “Presentation and Disclosures in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements”. The new standard contains new guidance on how to structure the Income Statement as well as disclosure requirements for Management-defined Performance Measures (MPMs). The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group is currently assessing the impact of IFRS 18 on the presentation of its consolidated financial statements. The new standard has yet to be endorsed by the EU.

Deutsche Bank
Earnings Report as of March 31, 2024

Business Segments

Changes in the presentation for segments

As previously communicated, commencing from the first quarter of 2024, Investment Bank renamed FIC Sales and Trading to “Fixed Income & Currencies (FIC)” and introduced additional sub-categories, entitled “Fixed Income & Currencies: Financing” and “Fixed Income & Currencies: Ex Financing” to provide additional transparency regarding the revenue composition of FIC. Origination & Advisory revenues continue to be presented with the sub-categories Debt Origination, Equity Origination and Advisory. Additionally, Research revenues are reported together with Other in the category “Research and Other”. Prior years’ comparatives are presented in the current reporting structure.

As previously communicated, commencing from the first quarter of 2024, Private Bank will follow a customer-focused approach by classifying the existing customer base into two distinct global client sectors: “Personal Banking” as well as “Wealth Management & Private Banking”. This approach reflects the focus to serve clients in a more targeted and effective way across the Private Bank. Wealth Management & Private Banking combines the coverage of private banking, high-net-worth and ultra-high-net-worth clients, as well as business clients in selected international businesses (reflecting the ‘Bank for Entrepreneurs’ strategy). The client sector Personal Banking includes retail and affluent customers as well as commercial banking clients in specific international businesses (i.e., all small business clients and small sized corporate clients that are not covered as part of the Wealth Management & Private Banking client sector). Prior years’ comparatives are presented in the current reporting structure.

Within the new Private Bank coverage area ‘Wealth Management & Private Banking’, private clients benefit from a wider product range with increased emphasis on investment advice. As a result, demand deposits of Private Banking Germany were reclassified to assets under management, ensuring a consistent treatment within ‘Wealth Management & Private Banking’. Prior years’ comparatives are presented in the current reporting structure.

Driver-Based Cost Management allocations methodology change

As previously communicated, in the first quarter of 2023, the bank introduced a Driver-Based Cost Management methodology for the allocation of costs originated in respective Infrastructure functions which aims to provide transparency over the drivers of Infrastructure costs and links costs more closely to service consumption by segments. Beginning in 2023, costs relating to Infrastructure functions were allocated using an actuals to plan approach, with the exception of technology development costs which were charged to the divisions based on actual expenditures, whereas beginning 2024, all Infrastructure costs will be charged to divisions based on actual costs and service consumption. Prior years’ comparatives are presented in the current reporting structure. For the first quarter of 2023, the change in methodology resulted in an increase in noninterest expenses (corresponding decrease in profit before tax) for Corporate Bank of € 41 million and a corresponding decrease in noninterest expenses (corresponding reduction in loss before tax) for Investment Bank of € 23 million, for Private Bank of € 1 million, for Asset Management of € 0 million and for Corporate and Other of € 16 million. While the update of the 2023 allocations impacted the segmental post-tax returns on average tangible shareholders’ equity and cost/income ratio, the respective Group metrics are unaffected by the methodology change.

Changes to capital allocation framework

Starting in 2024, Deutsche Bank has changed the allocation of tangible shareholders’ equity across segments. In addition, the bank now retains capital held against Deutsche Bank Group items in Corporate & Other, which has previously been allocated to the segments. Prior years’ comparatives are presented in the current reporting structure. While the adjustment of the prior periods’ allocations impacts the segmental RoTE, the respective Group metrics are unaffected by the change.

Changes to Operational Risk RWA allocation framework

Starting in 2024, Deutsche Bank introduced a refined and more granular framework to allocate of operational risk RWA to the segments. While the Group’s operational risk RWA is unaffected by the change, the respective segmental RWA metrics will change going forward.

Deutsche Bank
Earnings Report as of March 31, 2024

Total net revenues

	Three months ended
in € m.	Mar 31, 2024	Mar 31, 2023
Interest and similar income	12,498	9,574
Interest expense	8,671	5,692
Net interest income	3,827	3,882
Commissions and fee income	2,612	2,348
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	930	1,535
Net gains (losses) on derecognition of financial assets measured at amortized cost	(7)	(2)
Net gains (losses) on financial assets at fair value through other comprehensive income	26	24
Net income (loss) from equity method investments	6	(4)
Other income (loss)	(18)	(5)
Total noninterest income	3,549	3,895
Total net revenues	7,376	7,777

Earnings per common share

	Three months ended
	Mar 31, 2024	Mar 31, 2023
Earnings per common share:
Basic	€ 0.56	€ 0.66
Diluted	€ 0.55	€ 0.65
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	2,013.4	2,067.0
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,058.3	2,112.5

Consolidated statement of comprehensive income

	Three months ended
in € m.	Mar 31, 2024	Mar 31, 2023
Profit (loss) recognized in the income statement	1,164	1,391
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	102	245
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(33)	82
Total of income tax related to items that will not be reclassified to profit or loss	(28)	(80)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	(84)	252
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(26)	(23)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(279)	196
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	76	99
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	315	(506)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	(1)
Equity Method Investments
Net gains (losses) arising during the period	(4)	(30)
Total of income tax related to items that are or may be reclassified to profit or loss	125	14
Other comprehensive income (loss), net of tax	164	248
Total comprehensive income (loss), net of tax	1,327	1,639
Attributable to:
Noncontrolling interests	49	(1)
Deutsche Bank shareholders and additional equity components	1,278	1,640

Deutsche Bank
Earnings Report as of March 31, 2024

Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III)

The current interest rate on all remaining TLTRO III operations is indexed on the average applicable key ECB interest rates from November 23, 2022, onward. As of March 31, 2024, the Group has borrowed € 0.0 billion (March 31, 2023: € 25.8 billion) under the TLTRO III-refinancing program. The resulting net interest income (expense) includes € (144) million for the three months ended March 31, 2024 (March 31, 2023: € (170) million) under the TLTRO III program.

Provisions

As of March 31, 2024, the Group recognized € 2.5 billion (December 31, 2023: € 2.4 billion) in provisions on its balance sheet. The provisions relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The provisions as of March 31, 2024, are described below for civil litigation and regulatory matters and included in the Allowance for credit losses disclosures in this Report. Details on the bank’s provisions as of December 31, 2023, are disclosed in Deutsche Bank’s Annual Report 2023 in Note 10 “Restructuring”, Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.

Civil litigation and regulatory enforcement matters

As of March 31, 2024, the Group recognized provisions relating to civil litigation of € 1.2 billion (December 31, 2023: € 1.1 billion) and provisions relating to regulatory enforcement matters of € 0.1 billion (December 31, 2023: € 0.1 billion). For some matters, for which the Group believes an outflow of funds is probable, but the Group could not reliably estimate the amount of the potential outflow, no provisions were recognized.

General and administrative expenses included expenses for civil litigation and regulatory enforcement matters of € 166 million for the three months ended March 31, 2024 (€ 66 million for the three months ended March 31, 2023)

For the matters for which a reliable estimate can be made, but the probability of a future loss or outflow of resources is more than remote but less than probable, the Group currently estimates that as of March 31, 2024, these contingent liabilities are approximately € 1.6 billion for civil litigation matters (December 31, 2023: € 1.9 billion) and € 0.2 billion for regulatory enforcement matters (December 31, 2023: € 0.2 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

For other significant civil litigation and regulatory enforcement matters where the Group believes the possibility of an outflow of funds is more than remote but less than probable, but the amount is not reliably estimatable, such matters are not included in the contingent liability estimates. In addition, where the Group believes the possibility of an outflow of funds is remote on other significant civil litigation and regulatory enforcement matters, the Group has neither recognized a provision nor included the matters in the contingent liability estimates.

For additional details on civil litigation and regulatory enforcement matters or groups of similar matters (some of which consist of a number of proceedings or claims) for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk, see Note 27 “Provisions” in Deutsche Bank’s Annual Report 2023 in the section captioned “Current Individual Proceedings”. The disclosed matters include matters for which the possibility of a loss is more than remote, but for which the Group cannot reliably estimate the possible loss.

Deutsche Bank
Earnings Report as of March 31, 2024

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after Additional Tier 1 coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after Additional Tier 1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after Additional Tier 1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was 29% for the first quarter of 2024 and 29% for the prior year’s comparative period. For the segments, the applied tax rate was 28% for the first quarter of 2024 and all quarters in 2023.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Mar 31, 2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	604	1,264	348	122	(706)	1,632
Profit (loss)	435	910	251	88	(520)	1,164
Profit (loss) attributable to noncontrolling interests	0	0	0	0	29	29
Profit (loss) attributable to DB shareholders and additional equity components	435	910	251	88	(549)	1,134
Profit (loss) attributable to additional equity components	26	57	33	6	25	147
Profit (loss) attributable to Deutsche Bank shareholders	409	853	218	82	(574)	988
Average allocated shareholders’ equity[1]	11,385	23,552	13,659	5,210	12,589	66,396
Deduct: Average allocated goodwill and other intangible assets[1,2]	787	834	383	2,946	1,693	6,644
Average allocated tangible shareholders’ equity[1]	10,599	22,718	13,276	2,264	10,896	59,752
Post-tax return on average shareholders’ equity[1]	14.4%	14.5%	6.4%	6.3%	N/M	6.0%
Post-tax return on average tangible shareholders’ equity[1]	15.4%	15.0%	6.6%	14.5%	N/M	6.6%

N/M – Not meaningful

1Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Additional information: Business Segments” of this report

2Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

Deutsche Bank
Earnings Report as of March 31, 2024

	Three months ended Mar 31, 2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	788	878	280	115	(111)	1,949
Profit (loss)	567	632	202	83	(92)	1,391
Profit (loss) attributable to noncontrolling interests	0	0	0	0	25	25
Profit (loss) attributable to DB shareholders and additional equity components	567	632	202	83	(117)	1,366
Profit (loss) attributable to additional equity components	27	55	29	5	21	138
Profit (loss) attributable to Deutsche Bank shareholders	540	577	172	77	(139)	1,228
Average allocated shareholders’ equity[1]	11,793	23,124	12,860	5,197	9,271	62,245
Deduct: Average allocated goodwill and other intangible assets[1,2]	783	685	847	2,991	1,025	6,331
Average allocated tangible shareholders’ equity[1]	11,010	22,439	12,013	2,205	8,246	55,914
Post-tax return on average shareholders’ equity[1]	18.3%	10.0%	5.4%	5.9%	N/M	7.9%
Post-tax return on average tangible shareholders’ equity[1]	19.6%	10.3%	5.7%	14.0%	N/M	8.8%

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Additional information: Business Segments” of this report

2Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

Revenues excluding specific items

Revenues excluding specific items is a performance indicator that is a non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the segmental operating performance. Excluded items are Debt Valuation Adjustment (DVA) and material transactions or events that are either one-off in nature or belong to a portfolio of connected transactions or events where the P&L impact is limited to a specific period of time. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with the businesses.

	Three months ended Mar 31,2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	1,878	3,047	2,378	617	(544)	7,376
DVA	0	(24)	0	0	1	(23)
Revenues excluding specific items	1,878	3,023	2,378	617	(543)	7,353

	Three months ended Mar 31,2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	1,973	2,691	2,438	589	86	7,777
DVA	0	(47)	0	0	(2)	(49)
Revenues excluding specific items	1,973	2,644	2,438	589	84	7,728

Prior year’s comparatives aligned to presentation in the current year

Deutsche Bank
Earnings Report as of March 31, 2024

Adjusted costs/nonoperating costs

Adjusted costs is one of the Group’s key performance indicators and is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance, in total referred to as nonoperating costs, from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with its operating businesses.

	Three months ended Mar 31, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	1,211	1,631	1,811	456	195	5,305
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	61	25	10	15	55	166
Restructuring and severance	15	24	50	3	3	95
Total Nonoperating costs	76	49	60	18	58	262
Adjusted costs	1,135	1,582	1,751	438	137	5,043

	Three months ended Mar 31, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	1,121	1,775	1,891	436	234	5,457
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	(1)	26	28	3	10	66
Restructuring and severance	4	7	5	7	1	23
Total Nonoperating costs	3	32	33	10	11	89
Adjusted costs	1,118	1,743	1,859	426	223	5,368

Prior year’s comparatives aligned to presentation in the current year

The following table presents a reconciliation of Adjusted costs excluding bank levies for the Group.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2024	Three months ended Mar 31, 2023
Adjusted costs	5,043	5,368
Bank levies	23	473
Adjusted costs ex. bank levies	5,020	4,895

Revenues and costs on a currency adjusted basis

Revenues and costs on a currency-adjusted basis are calculated by translating prior-period revenues or costs that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes and costs.

Deutsche Bank
Earnings Report as of March 31, 2024

Net assets (adjusted)

Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) provides a better comparison to the Group’s competitors.

in € b. (unless stated otherwise)	Mar 31,2024	Dec 31, 2023
Total assets	1,336	1,317
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into held for sale) credit line netting	174	196
Deduct: Derivatives cash collateral received / paid	54	56
Deduct: Securities Financing Transactions credit line netting	2	2
Deduct: Pending settlements netting	71	29
Net assets (adjusted)	1,035	1,034

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Mar 31, 2024	Dec 31, 2023
Total shareholders’ equity (Book value)	66,674	65,999
Goodwill and other intangible assets[1]	(6,695)	(6,573)
Tangible shareholders’ equity (Tangible book value)	59,979	59,426

1Excludes Goodwill and other intangible assets attributable to partial sale of DWS

Basic shares outstanding

in million (unless stated otherwise)	Mar 31, 2024	Dec 31, 2023
Number of shares issued	1,994.7	2,040.2
Treasury shares	(20.2)	(48.2)
Vested share awards	35.2	46.3
Basic shares outstanding	2,009.7	2,038.4

Book value per basic share outstanding in €	33.18	32.38
Tangible book value per basic share outstanding in €	29.84	29.15

…

Deutsche Bank
Earnings Report as of March 31, 2024

Imprint

Deutsche Bank
Aktiengesellschaft

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Germany

Telephone: +49 69 910-00
deutsche.bank@db.com

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Publication
Published on April 25, 2024

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 14, 2024, under the heading “Risk Factors”.